ADB

Asian Development Bank

Supp.

83-2

Our Ref: TR/150.01/AK-001
Your Ref: SEC File No. 83-2
3 January 2012

VIA COURIER
File Desk, Room 1004
United States Securities &
Exchange Commission
100 F. Street, NE
Washington DC 20549

SEC
Mail Processing
Section

JAN 05 2012

Washington, DC
125

12025397

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2(a)

With reference to our letter dated 18 October 2011 submitting our report for the quarter ending 30 September 2011 filed in accordance with captioned Regulation, enclosed are two (2) copies of the Bank's Quarterly Financial Statements for the quarter ended 30 September 2011 which were approved by the Bank's Board of Directors on 15 December 2011.

Sincerely,

ANA KOTAMRAJU
Officer-in-Charge, TDFD

Encl.: a/s

Cc: Ms. Wanda Olson
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Mr. Jeremy H. Hovland
General Counsel

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

ADB

Management's Discussion & Analysis and Condensed Quarterly Financial Statements

30 September 2011
(Unaudited)

Asian Development Bank

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

I. OVERVIEW

The Asian Development Bank (ADB) is an international development financial institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts financial resources through ordinary capital resources (OCR) and Special Funds. The Charter requires that each funding resource be kept separate from the others. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

II. ORDINARY CAPITAL RESOURCES

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

A. Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to adopt hedge accounting, but reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. Although most of ADB's derivatives are highly effective in hedging the underlying transactions, compliance with hedge accounting would have imposed undue constraints on future borrowings, loans, and hedge programs and likely detracted ADB's efforts to effectively and efficiently minimize the funding costs for its DMCs.

Effective 1 January 2008, ADB elected to fair value financial instruments selectively and opted to fair value borrowings with associated swaps to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Management reporting. Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2010. ADB undertakes no obligation to update any forward-looking statements made in such documents.

of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

The operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under statutory reporting basis will eventually converge with the net realized income and expenses ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 September 2011 can be found in the Appendix.

Table 1: Selected Financial Data
(amounts in $ million)

Item	30 September 2011	30 September 2010	31 December 2010
Operational Highlights			
Loan and Guarantees Approved[a]	6,190	4,171	9,982
Gross Loan Disbursements	3,984	3,702	5,944
Net Loan Disbursements[b]	2,192	2,150	3,752
Statutory Reporting Basis			
Net Income	525	472	626
Return on Equity (%)	3.87	3.81	3.95
Return on Earning Assets (%)	0.90	0.95	1.00
Return on Loans (%)	1.34	1.54	1.61
Return on Investments (%)	2.06	2.14	2.17
Cost of Borrowings (%)	1.19	1.71	2.06
Management Reporting Basis			
Operating Income[c]	455	435	548
Return on Equity (%)	3.36	3.61	3.54
Return on Earning Assets[d] (%)	0.80	0.90	0.88
Return on Loans (%)	1.36	1.58	1.56
Return on Investments (%)	2.10	2.19	2.16
Cost of Borrowings (%)	0.74	0.82	0.81

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.
[a] Net of adjustments and terminations prior to signing.
[b] Gross loan disbursements less principal repayments and prepayments.
[c] Starting September 2009, management reporting income is defined as the operating income (footnote 1).
[d] Represents operating income over average earning assets.

B. Selected Financial Data

Table 1 presents selected financial data on two bases: statutory reporting basis and management reporting basis. Ratios under statutory and management reporting bases, except the return on equity under statutory basis, were all lower compared with the same period last year as a result of the decrease in interest rates, especially in the US dollar and yen markets. The increase in return on equity reflects the increase in net income and operating income compared with 2010. A discussion on revenue and expenses is in the Overall Financial Results section.

C. Overall Financial Results

Net income. Table 2 presents the overall financial results for the nine months ended 30 September 2011. Net income for the period was $525.5 million compared with $472.1 million for the same period in 2010. The increase was mainly from the $62.2 million increase in realized gain from divestment of equity investments, $51.0 million increase in realized gain from sale of investment securities, $23.5 million increase in ADB's share in unrealized gains from equity investment accounted under the equity method, and $9.5 million increase from the change in fair value of some of ADB's financial assets, selected liabilities, and derivatives. These were offset by $43.6 million decrease in income from loans and $49.2 million decrease in other income.

Table 2: Overall Financial Results for the Nine Months Ended 30 September
($ million)

Item	2011	2010	Change
Income from loans	**487.0**	**530.6**	**(43.6)**
Interest income	493.6	515.1	(21.5)
Write back of loan losses	5.9	19.1	(13.2)
Others	(12.6)	(3.6)	(9.0)
Income from investments	**351.3**	**311.2**	**40.1**
Interest income	269.0	279.9	(10.9)
Realized gain	82.3	31.3	51.0
Income from EI	**122.1**	**63.5**	**58.6**
Profit on sale	111.7	49.6	62.2
Realized loss on proportionate share of income from EI accounted under the equity method	(2.4)	(2.1)	(0.3)
Impairment loss	(1.7)	(1.1)	(0.6)
Dividend income	14.0	17.2	(3.2)
Others	0.5	(0.0)	0.5
Other income/expenses—net	**10.7**	**43.3**	**(32.6)**
Borrowings and related expenses	**287.5**	**295.0**	**(7.5)**
Interest and other expenses	293.0	295.0	(2.0)
Realized gain	(5.5)	–	(5.5)
Administrative expenses—OCR	**228.4**	**218.7**	**9.7**
Operating Income	**455.3**	**434.9**	**20.4**
Net unrealized gains	**33.9**	**24.4**	**9.5**
Net unrealized gains on proportionate share of income from EI accounted under the equity method	**36.3**	**12.8**	**23.5**
Net income	**525.5**	**472.1**	**53.4**

EI = equity investments, OCR = ordinary capital resources.
Notes: Numbers may not sum precisely because of rounding. 0.0 is less than $0.05 million.

Operating income. Operating income for the nine months ended 30 September 2011 was $455.3 million compared with $434.9 million for the same period in 2010. The increase in operating income was predominantly due to the following:

- $40.1 million increase in overall investment income mainly because of $51.0 million increase realized gains from sale of investments mainly resulting from $56.6 million realized gains from winding up of externally managed investment securities and $4.6 million realized losses from liquidating positions related to Italy bond and swaps. This was offset by the $10.9 million decrease in interest income resulting from declining interest rates compared with the same period in 2010;

- $58.6 million increase in income from equity investments mainly because of $62.2 million increase in profit on the divestment of shares in publicly traded companies offset by $3.6 million net decrease in other income; and

- $7.5 million decrease in overall borrowings and related expenses resulting mainly from declining interest rate and realized gain from buy back activity compared with the same period in 2010.

These were partially offset by:

- $30.5 million decrease in overall loan income primarily because of the decrease in interest income from declining interest rates;

- $13.2 million decrease in write back mainly attributed to 2010 figures including the write back of specific loss provision on restructured nonsovereign loans and increase in specific loss provision in 2011 offset by decrease in collective loss provision for nonsovereign loans not individually considered impaired;

- $9.7 million increase in administrative expenses allocated to OCR because of the planned increase in administrative expenses in 2011 offset by the increase in the estimated deferred loan origination costs which decreased the net administrative expense, mainly resulting from the accounting adjustments made in 2010; and

- $32.6 million decrease in other income/expenses mainly attributed to (i) $21.7 million write back of contingent loss on nonsovereign guarantee obligation in 2010; (ii) $12.6 million increase in impairment loss on debt securities from nonsovereign operations; and (iii) $1.7 million net increase in other expenses; offset by (iv) $3.4 million increase in income from guarantees.

Net unrealized gains of $33.9 million for the nine months ended 30 September 2011 ($24.4 million – 2010) were primarily the result of favorable changes in fair value totaling $33.4 million ($29.5 million – 2010) for derivative instruments and selected borrowings that are fair valued.

Review of lending activities. During the period, 37 OCR loans totaling $5.8 billion were approved compared with 30 approvals totaling $3.9 billion for the same period last year. Of the total, sovereign approvals amounted to $4.8 billion, an increase of $1.1 billion from the same period in 2010. These approvals consisted of project loans to 12 sovereign borrowers. The largest recipients were India, Uzbekistan, and People's Republic of China.

Nonsovereign approvals rose by $0.8 billion, largely due to increased lending to the nonsovereign public sector during the period.

Total disbursements for the period amounted to $4.0 billion ($3.7 billion – 2010). Of the loan disbursements for the period, 87.3% was for sovereign loans and 12.7% for nonsovereign loans (87.5% and 12.5% – 2010).

As of 30 September 2011, two nonsovereign loans were in arrears and in non-accrual status (two – 31 December 2010). The principal outstanding balance of these loans totaled $28.8 million ($31.9 million – 31 December 2010), $27.3 million ($30.0 million – 31 December 2010) of which were overdue.

Loan exposure. As of 30 September 2011, OCR's outstanding loan balance was $48.3 billion ($45.9 billion – 31 December 2010), after net unamortized loan origination costs and allowance for loan losses, of which $45.7 billion was for sovereign loans and $2.6 billion was for nonsovereign loans.

Local currency sovereign loan. In November 2010, the Board approved a T22.2 billion loan, the first tranche of the $500.0 million sovereign-guaranteed multitranche financing facility approved in September 2010 for small and medium enterprise investments in Kazakhstan. This is the first sovereign local currency loan which was made effective on 28 September 2011, of which T22.2 billion ($150.3 million) was disbursed in Q3 2011 and included in the loan outstanding balance.

Loan charges on sovereign loans. For LIBOR-based loans (LBLs) to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees negotiated on or after 1 July 2011, the credit of 0.40% is reduced to 0.20% for the duration of the loan. This will result to an effective contractual spread of 0.40% over the base lending rate.

Project Design Facility. In April 2011, the Board approved establishing the project design facility (PDF) on a pilot basis to support project preparation, particularly detailed engineering designs, through project design advances (PDA). Loans approved under PDF carry standard interest on OCR or Asian Development Fund. Payment of interest is deferred until the PDA is refinanced out of the proceeds of the loan or other repayment terms take effect. As of 30 September 2011, there were no projects approved under PDF.

Policy-Based Lending. The Board approved in July 2011 the reforms to ADB's program lending policy by mainstreaming the programmatic budget support and enhancing the crisis response capacity. All features of the current program lending are carried over to the implementation of the policy-based lending, including the special policy-based lending. The new policy took effect on 14 October 2011.

Investments. The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangement and accrued interests amounted to $21.3 billion as of 30 September 2011 ($18.4 billion – 31 December 2010). The annualized rate of return on total OCR investments portfolio excluding unrealized gains and losses on investments was 2.1% for the nine months ended 30 September 2011 and 2010.

Borrowings. The OCR borrowings net of swaps basis amounted to $53.0 billion as of 30 September 2011 ($48.7 billion – 31 December 2010). The year to date average cost of borrowings net of swaps was 1.19%. ADB issued $10.8 billion new borrowings for the nine months ended 30 September 2011 ($12.7 billion – 30 September 2010).

D. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB arises when a large part of its loan and guarantee portfolio defaults. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb both the expected and unexpected losses due to such credit risk. Under the capital adequacy framework, ADB will assess its capital adequacy at least annually with the outcome of the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to non-accrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 September 2011, the stress test results indicated that ADB had an adequate equity capital position in relation to the credit risk in its loan and guarantee portfolio. Aside from the income-based stress testing of the equity-to-loan ratio (ELR), ADB also measures its exposures to credit risk in terms of expected losses and accordingly provides the required loan loss provision and loan loss reserves. ADB's internal credit risk model provides an estimate of the expected loss and the volume of loans experiencing a non-accrual shock, the latter being a key input in the income-based stress testing of the ELR.

E. Capital and Resources

The total authorized capital of ADB is 10,638,933 shares valued at $166.7 billion as of 30 September 2011. Subscribed capital as of 30 September 2011 was 10,537,773 shares valued at $165.2 billion which consisted of $8.3 billion paid-in ($4.6 billion of which was paid-in as of 30 September 2011) and $156.9 billion callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

As of 30 September 2011, ADB had received subscriptions from 66 of 67 members under the fifth general capital increase (GCI V) totaling $109.6 billion, representing 98.6% of the shares authorized under GCI V. On 26 January 2011, the Board of Directors approved an extension of the GCI V subscription period until 30 June 2011. This was further extended to 30 September 2011, as approved by the Board of Directors on 1 August 2011.

ADB limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to lending authority defined as the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. In addition, ADB limits the gross outstanding borrowings to the borrowing authority defined as the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus).

As of 30 September 2011, ADB's available lending headroom was $127.4 billion ($108.6 billion – 31 December 2010). The $18.8 billion increase mainly resulted from $21.4 billion increase in the lending authority, brought about primarily by: (i) additional subscriptions received from the GCI V ($14.4 billion); (ii) favorable translation adjustments ($6.8 billion); and (iii) other miscellaneous items ($0.2 billion); offset by (iv) the increase in outstanding loans, guarantees, and equity investments ($2.6 billion).

As of 30 September 2011, ADB's available borrowing headroom was $61.7 billion ($44.9 billion – 31 December 2010). The $16.8 billion increase mainly resulted from $21.1 billion increase in the borrowing authority, brought about primarily by: (i) additional subscriptions received from the GCI V ($14.4 billion); (ii) favorable translation adjustments ($5.9 billion); (iii) matured capital subscriptions received ($0.5 billion); and (iv) other miscellaneous items ($0.2 billion); offset by (v) the increase in total borrowings after swaps ($4.3 billion).

III. SPECIAL FUNDS

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute (ADBI); the Asian Tsunami Fund (ATF); the Pakistan Earthquake Fund (PEF); the Regional Cooperation and Integration Fund (RCIF); the Climate Change Fund (CCF); and the Asia Pacific Disaster Response Fund (APDRF). In accordance with the Charter, each Fund is required to be kept separate from the others. Financial statements for each Fund are prepared in accordance with accounting principles generally accepted in the United States of America, except those for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

A. Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 September 2011, the governments of 32 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. ADF also provides financing in the form of grants for projects and programs of high developmental priority.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Total replenishment size is SDR7.5 billion ($11.9 billion), with new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent). 3% of the total replenishment will be for TASF. The replenishment became effective on 16 June 2009. As of 30 September 2011, ADB has received instruments of contributions from 29 donors with a total amount equivalent to SDR2.6 billion.

Loan conversion. Starting in 2008, ADB offered a full-fledged special drawing right (SDR) approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions were to be treated as new loans redenominated in SDR. The conversion is intended to shorten the time horizon to achieve the full benefits, reduce exchange rate volatility associated with legacy ADF loans, and provide a consistent debt portfolio management framework across peer multilateral development banks and all ADF loans. As of 30 September 2011, 17 of 30 countries that have borrowed from the ADF have signified their agreement to the conversion. The outstanding balance of their SDR-converted loans totals the equivalent of $13.9 billion ($13.9 billion – 31 December 2010).

Hard-term Facility. The ADF grant framework limited grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility has a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate is reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans. For hard-term ADF loans approved in 2011, the interest rate was set at 2.02% (2.22% – 2010). During the nine months ended 30 September 2011, there was one loan approval under this facility (two – for the year 2010).

Enhanced heavily indebted poor countries initiative. In response to ADF donors' request, the ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in Heavily Indebted Poor Countries (HIPC) debt relief, and to provide Afghanistan with debt relief.

The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82.4 million.

Launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF), the HIPC initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. IDA and IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC initiative and were potentially eligible for HIPC debt relief. Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on 9 July 2007. The decision point is where an HIPC country, having met certain conditions, becomes eligible to receive interim debt relief on a provisional basis following the Board of Directors' approval to provide debt relief under the HIPC initiative. Debt relief has been delivered by partial reduction of debt service payments as they come due.

On 26 January 2010, the executive boards of IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106.0 million. As of 30 September 2011, ADF had delivered $3.6 million under this arrangement, bringing the balance to $102.4 million which will be provided through a reduction of Afghanistan's debt service from January 2012 to February 2028.

In 2010, the Board of Directors approved an additional allocation of $162.0 million to Afghanistan for 2011–2012 as a result of the suspension of the post-conflict phase-out. The additional resource will be temporarily financed from usable liquidity.

Contributed resources. ADF X became effective on 16 June 2009. As of 30 September 2011, $4.2 billion has been committed and made effective, of which $2.8 billion has been received and made available for operational commitments.

In August 2010, ADB's Board of Governors adopted Board Resolution No. 345 to reduce Nauru's contribution to the fifth replenishment (ADF VI) of the ADF and second regularized replenishment of the TASF from $2.0 million to $0.4 million. The reduction consisted of the remaining unpaid commitment.

In December 2010, the Board of Directors approved the additional contribution from the United Kingdom of £6.2 million.

During the period, $1,008.0 million contributions ($1,000.8 million – ADF X and $7.2 million – ADF IX), inclusive of amortized discount due to accelerated note encashments, were received and made available for operational commitment. In May 2011, the Board of Governors approved the transfer of $120.0 million to the ADF as part of OCR's 2010 net income allocation. These were recorded as contributed resources of ADF in 2011.

Total resources committed, inclusive of discounts on contributions due to accelerated note encashments for ADF IX and ADF X, amounted to $39.5 billion as of 30 September 2011 ($37.5 billion – 31 December 2010), of which $37.9 billion ($35.4 billion – 31 December 2010) was made available for operational commitments. The $1.6 billion contributions not yet available ($2.1 billion – 31 December 2010) comprise: (i) unpaid qualified contributions; (ii) unpaid contributions from donors who exercised pro-rata rights based on qualified contributions; and (iii) unamortized discounts on accelerated note encashments (ANE). The remaining unpaid contributions under ADF VIII, ADF IX, and ADF X as of 30 September 2011 totaled $102.1 million, $113.4 million, and $343.0 million, respectively. The balance of commitment authority

available for operations at 30 September 2011 increased to $2.5 billion ($1.1 billion – 31 December 2010).

ADF XI Replenishment. The replenishment of the Asian Development Fund (ADF) generally covers a period of 4 years. Negotiations are ongoing for ADF XI, the 10th replenishment of the fund, which will cover 2013 to 2016. The first meeting was held on 8–9 September 2011. ADF discussions will continue over the next months, with the next meeting to be held on 5–6 December 2011. ADF discussions are scheduled to conclude in early 2012.

Review of lending activities. During the period, 19 loans totaling $1.1 billion were approved compared with 32 approvals totaling $1.4 billion for the same period last year. Disbursements for the period totaled $0.9 billion, a decrease of 21.2% from $1.1 billion for the same period in 2010.

As of 30 September 2011, 28 sovereign loans to Myanmar were in arrears and in non-accrual status. The principal outstanding balance of these loans totaled $0.6 billion ($0.6 billion – 31 December 2010), of which $0.4 billion ($0.3 billion – 31 December 2010) were overdue.

Loans. As of 30 September 2011, ADF's outstanding loan balance was $29.7 billion, net of allowance for HIPC Debt Relief of $78.9 million.

Grants. Grants are recognized in the financial statements upon effectivity, i.e., when the agreements are signed and all conditions are satisfied. During the period, net grants expensed amounted to $912.5 million, consisting of 31 grants that became effective totaling $915.5 million and $3.0 million write back of undisbursed commitments for financially and/or cancelled projects (17 grants totaling $493.6 million and $2.6 million write back – 2010).

Investments. The investment portfolio, including securities purchased under resale arrangement, amounted to $6.5 billion as of 30 September 2011 ($5.6 billion – 31 December 2010). About 31.7% of the portfolio was placed in bank deposits and 68.3% was invested in fixed income securities. The annualized rate of return on total investments portfolio, excluding unrealized gains and losses, was 1.7% for the nine months ended 30 September 2011 (1.9% – 2010).

B. Technical Assistance Special Fund

The TASF was established to provide technical assistance on a grant basis to developing member countries of the Asian Development Bank and regional technical assistance (TA).

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Considering the demand estimate and the availability of funds from other sources, the donors agreed to allocate 3% of the total replenishment size as the fourth replenishment of the TASF. The replenishment will cover the four-year period 2009 to 2012 (see related notes under ADF).

Contributed resources. As of 30 September 2011, 29 donors committed a total of $328.2 million to TASF, as part of the ADF X and the fourth regularized replenishment of TASF. Of the total commitment, $217.4 million have been received. During the period, the fund received $75.1 million from 29 donors as part of its fourth replenishment.

In May 2011, the Board of Governors approved the transfer of $40.0 million to TASF as part of OCR's 2010 net income allocation.

As of 30 September 2011, total TASF resources amounted to $1,842.0 million, of which $1.562.0 million was committed, leaving an uncommitted balance of $280.0 million ($248.1 million – 31 December 2010).

Operations. During the period, net TA expensed amounted to $54.7 million ($74.6 million – 2010), consisting of 82 TAs and 14 supplementary approvals that became effective totaling $69.0 million and $14.2 million write back of undisbursed commitments for completed and cancelled TA projects (99 TAs and 15 supplementary approvals totaling $83.0 million and $8.4 million write back – 2010). Undisbursed commitments for technical assistance decreased to $276.1 million as of 30 September 2011 ($298.6 million as of 31 December 2010).

Investments. As of 30 September 2011, total investment portfolio amounted to $405.1 million, compared with $362.0 million balance as of year-end of 2010. Revenue from investments for the nine months ended 30 September 2011 increased to $2.5 million from $1.7 million for the same period in 2010, due to increase in average yield.

C. Japan Special Fund

The JSF was established in 1988 to help developing member countries of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed resources. As of 30 September 2011, Japan's cumulative contribution to the fund amounted to $973.7 million (¥112.9 billion), $918.0 million of which has been committed, leaving an uncommitted balance of $55.7 million ($52.8 million – 31 December 2010).

Operations. During the period, net TA written back totaled $2.9 million ($16.2 million net TA – 2010) consisting of one TA amounting to $0.7 million that became effective and $3.6 million write back for financially completed and cancelled projects (22 TAs totaling $23.4 million and $7.2 million write back – 2010). The undisbursed TA commitments decreased to $50.0 million as of 30 September 2011 ($72.5 million – 31 December 2010).

Investments. As of 30 September 2011, total investment portfolio amounted to $98.5 million ($121.4 million – 31 December 2010). Revenue from investments of $0.2 million for the nine months ended 30 September 2011 was slightly lower, compared with the same period in 2010 primarily due to lower yield on time deposits.

Asian Currency Crisis Support Facility. The ACCSF was established in March 1999 for a three-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $36.7 million as of 30 September 2011 will be retained in the ACCSF until the completion of administrative matters.

D. ADB Institute

The ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

The costs for operating the Institute are met from ADBI, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2011, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs was $6.2 million.

E. Asian Tsunami Fund

The ATF was established in February 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the effects of the tsunami on 26 December 2004. The ATF was terminated on 31 December 2010 and as of 30 September 2011, all projects were financially completed.

Contributed resources. As of 30 September 2011, total resources of the fund amounted to $587.0 million, $580.1 million of which has been committed, leaving an uncommitted balance of $6.9 million ($2.6 million – 31 December 2010), inclusive of grant advances.

Operations. There were no undisbursed commitments as of 30 September 2011, compared with $22.0 million as of year-end of 2010. During the period, a total of $4.6 million was written back (nil – 2010).

Investments. Investment activities were discontinued in 2011 following the fund's termination on 31 December 2010, leaving no investment balance as of 30 September 2011 ($19.0 million – 31 December 2010). Revenue from its investments during the winding up period totaled $0.002 million, compared with $0.1 million during the nine months ended 30 September 2010.

F. Pakistan Earthquake Fund

The PEF was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The dedicated fund is to deliver grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities. The PEF was terminated on 30 June 2011, but actions necessary to wind up its activities will continue after its termination.

Contributed resources. As of 30 September 2011, total resources of the fund amounted to $146.3 million, $141.6 million of which has been committed, leaving an uncommitted balance of $4.7 million ($3.9 million – of 31 December 2010).

Operations. No new TA or grants were approved, made effective, or completed/cancelled during the nine months ended 30 September 2011 and 2010. The balance of undisbursed commitments as of 30 September 2011 amounted to $24.9 million ($34.0 million – 31 December 2010), inclusive of grant advances.

Investments. As of 30 September 2011, total investment portfolio amounted to $18.8 million ($30.3 million – 31 December 2010). Total revenue from investments for the nine months ended 30 September 2011 amounted to $0.8 million, compared with $0.9 million during the same period in 2010 due to the decrease in average volume of investments.

G. Regional Cooperation and Integration Fund

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed resources. As of 30 September 2011, total resources of the fund amounted to $53.1 million, $47.8 million of which has been committed, leaving an uncommitted balance of $5.3 million ($10.4 million – 31 December 2010).

Operations. During the period, net TA expensed amounted to $4.8 million ($8.9 million – 2010) consisting of five TA totaling $5.0 million that became effective and $0.2 million write back for

financially completed and/or cancelled projects (nine TA and one supplementary TA approval totaling $8.95 million and $0.01 million write back – 2010). The balance of undisbursed commitments as of 30 September 2011 amounted to $26.4 million, compared with $29.4 million as of year-end of 2010.

Investments. As of 30 September 2011, total investment portfolio amounted to $27.8 million ($37.4 million – 31 December 2010). Total revenue from investments for the nine months ended 30 September 2011 amounted to $0.05 million, compared with $0.1 million during the same period in 2010 due to the decrease in average volume of investments and average yield.

H. Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors.

Contributed resources. As of 30 September 2011, total resources of the fund amounted to $51.1 million, $33.9 million of which has been committed, leaving an uncommitted balance of $17.2 million ($19.1 million – 31 December 2010).

Operations. During the period, net TA expensed totaled $1.7 million ($17.2 million – 2010) consisting of one grant and one supplementary TA amounting to $2.0 million that became effective and $0.3 million write back for financially completed and/or cancelled projects (six TA, three grants and two supplementary TA approvals totaling $17.2 million – 2010). The balance of undisbursed commitments as of 30 September 2011 amounted to $23.3 million ($25.6 million – 31 December 2010), inclusive of grant advances.

Investments. As of 30 September 2011, total investment portfolio of the CCF amounted to $37.4 million ($43.4 million – 31 December 2010). Total revenue from investments for the nine months ended 30 September 2011 amounted to $0.06 million, compared with $0.12 million during the same period in 2010 due to the decrease in average yield.

I. Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to DMCs affected by a natural disaster.

Contributed resources. As of 30 September 2011, total resources of the fund amounted to $40.2 million, $18.7 million of which has been committed, leaving an uncommitted balance of $21.5 million ($27.5 million – 31 December 2010).

Operations. Two grants totaling $6.0 million were approved and became effective during the period (one grant amounting to $2.5 million – 2010). As of 30 September 2011, the balance of undisbursed commitments was $12.0 million ($6.0 million – 31 December 2010), inclusive of grant advances.

Investments. As of 30 September 2011 and 31 December 2010, total investment portfolio amounted to $20.1 million. Total revenue from investments for the nine months ended 30 September 2011 amounted to $0.03 million, compared with $0.05 million during the same period in 2010 due to the decrease in average yield.

CONDENSED MANAGEMENT REPORTING BALANCE SHEETS

As of 30 September 2011 and 31 December 2010
($ thousand)

Item	30 September 2011 Statutory Basis	30 September 2011 Adjustments[a]	30 September 2011 Management Reporting Basis	31 December 2010 Management Reporting Basis
Due from banks	251,100	–	251,100	114,648
Investments and accrued income	21,162,822	–	21,162,822	18,370,852
Securities transferred under repurchase agreement	711,992	–	711,992	707,851
Securities purchased under resale arrangement	427,283	–	427,283	318,228
Loans outstanding and accrued interest	48,429,041	–	48,429,041	46,116,131
Allowance for loan losses and unamortized net loan origination costs	27,123	–	27,123	10,936
Equity investments	928,684	(95,955)	832,729	1,048,489
Receivable from swaps				
Borrowings	30,449,649	(4,642,410)	25,807,239	26,318,850
Others	5,318,717	(137,272)	5,181,445	1,581,208
Other assets	2,250,734	–	2,250,734	2,166,317
TOTAL	**109,957,145**	**(4,875,637)**	**105,081,508**	**96,753,510**
Borrowings and accrued interest	56,561,774	(888,089)	55,673,685	52,623,262
Payable for swaps				
Borrowings	26,886,726	(3,291,814)	23,594,912	22,786,794
Others	5,699,364	(280,268)	5,419,096	1,753,375
Payable under securities repurchase agreement	717,021	–	717,021	714,490
Accounts payable and other liabilities	3,528,277	–	3,528,277	3,337,885
Total Liabilities	**93,393,162**	**(4,460,171)**	**88,932,991**	**81,215,806**
Paid-in capital	4,486,627	–	4,486,627	3,914,548
Net notional maintenance of value receivable	(594,195)	–	(594,195)	(419,186)
Ordinary reserve	10,440,683	(688)	10,439,995	10,032,097
Special reserve	241,503	–	241,503	230,226
Loan loss reserve	200,100	–	200,100	246,000
Surplus	1,131,756	–	1,131,756	1,131,756
Cumulative revaluation adjustments account	261,300	(261,300)	–	–
Net income[b]	514,217	(70,182)	444,035	536,710
Accumulated other comprehensive loss	(118,008)	(83,296)	(201,304)	(134,447)
Total Equity	**16,563,983**	**(415,466)**	**16,148,517**	**15,537,704**
TOTAL	**109,957,145**	**(4,875,637)**	**105,081,508**	**96,753,510**

– = nil, ( ) = negative.

[a] Includes reversal of ASC 815 and 825 effects and ADB's share in unrealized gains or losses from equity investments accounted under the equity method.

[b] Net income after appropriation of guarantee fees to Special Reserve.

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Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2011 and 31 December 2010
Expressed in Thousands of United States Dollars

ASSETS

	30 September (Unaudited)		31 December	
DUE FROM BANKS		$ 251,100		$ 114,648
INVESTMENTS (Notes C and N)		21,048,863		18,253,359
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes D and N)		711,992		707,851
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and N)		427,283		318,228
LOANS OUTSTANDING (Notes E and N) (Including ASC 815 adjustment of nil – 30 September 2011, $278 – 31 December 2010; net unamortized loan origination costs of $63,657 – 30 September 2011, $53,441 – 31 December 2010; net of allowance for loan losses of $36,534 – 30 September 2011, $42,505 – 31 December 2010)		48,280,408		45,943,811
EQUITY INVESTMENTS (Notes G and N)		928,684		1,108,198
ACCRUED INTEREST RECEIVABLE		289,715		301,027
RECEIVABLE FROM SWAPS (Notes H and N)				
Borrowings	$ 30,449,649		$ 29,475,685	
Others	5,318,717	35,768,366	1,781,058	31,256,743
OTHER ASSETS				
Property, furniture, and equipment	163,066		161,177	
Investment related receivables	72,167		272,544	
Swap related collateral (Note N)	1,803,461		1,588,350	
Miscellaneous (Note I)	212,040	2,250,734	144,246	2,166,317
TOTAL		**$ 109,957,145**		**$ 100,170,182**

The accompanying notes are an integral part of these condensed financial statements (OCR-5).

LIABILITIES, CAPITAL, AND RESERVES

	30 September (Unaudited)		31 December	
BORROWINGS (Notes H, J, and N)				
At amortized cost	$ 3,947,037		$ 3,771,063	
At fair value	52,072,647	$ 56,019,684	48,075,055	$ 51,846,118
ACCRUED INTEREST ON BORROWINGS		542,090		540,366
PAYABLE FOR SWAPS (Notes H, J, and N)				
Borrowings	26,886,726		25,775,013	
Others	5,699,364	32,586,090	2,077,841	27,852,854
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT (Note D)		717,021		714,490
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	276,338		411,988	
Payable for swap related collateral (Note N)	1,803,461		1,588,350	
Undisbursed technical assistance commitments	366		1,347	
Accrued pension and postretirement medical benefit costs	1,159,833		1,168,252	
Miscellaneous (Note I)	288,279	3,528,277	167,948	3,337,885
Total Liabilities		93,393,162		84,291,713
CAPITAL AND RESERVES (OCR-3)				
Capital Stock (Note K)				
Authorized (SDR106,389,330,000 – 30 September 2011 and 31 December 2010)				
Subscribed (SDR105,377,730,000 – 30 September 2011; SDR93,472,010,000 – 31 December 2010)		165,152,194		143,949,700
Less—"callable" shares subscribed		156,860,212		136,535,071
"Paid-in" shares subscribed		8,291,982		7,414,629
Less—subscription installments not due		3,173,392		3,084,711
Subscription installments matured		5,118,590		4,329,918
Less—Capital transferred to the Asian Development Fund and discount		85,489		74,240
		5,033,101		4,255,678
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital		(546,474)		(341,130)
		4,486,627		3,914,548
Net notional amounts required to maintain value of currency holdings		(594,195)		(419,186)
Ordinary reserve (Note K)		10,440,683		10,030,460
Special reserve (Note K)		241,503		230,226
Loan loss reserve (Note K)		200,100		246,000
Surplus (Note K)		1,131,756		1,131,756
Cumulative revaluation adjustments account (Note K)		261,300		183,521
Net income after appropriation				
For the calendar year 2010 (Note K)		–		614,489
For the nine months ended 30 September 2011 (OCR-2)		514,217		–
Accumulated other comprehensive loss (Note L)		(118,008)		(53,345)
Total Capital and Reserves		16,563,983		15,878,469
TOTAL		**$ 109,957,145**		**$ 100,170,182**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
REVENUE (Note M)		
From loans (Note E)	$ 481,022	$ 511,452
From investments (Note C)	269,006	279,950
From guarantees	11,277	7,832
From equity investments	48,728	27,971
From other sources—net (Note M)	14,968	15,960
TOTAL REVENUE	825,001	843,165
EXPENSES (Note M)		
Borrowings and related expenses (Including amortization of derivative transition adjustments reclassified from other comprehensive income of nil – 2011 and $148 – 2010)	292,968	294,973
Administrative expenses (Notes L and M) (Including amortization of estimated actuarial losses and prior service costs reclassified from other comprehensive income of $34,572 – 2011 and $22 – 2010)	228,334	218,674
(Write back) (Note E)	(5,930)	(40,860)
Other expenses (Note M)	3,369	2,325
TOTAL EXPENSES	518,741	475,112
NET REALIZED GAINS (LOSSES)		
From investments (Notes C and M) (Including gains reclassified from other comprehensive income of $58,724 – 2011 and $15,453 – 2010)	82,302	31,261
From equity investments (Note M) (Including gains reclassified from other comprehensive income of $110,803 – 2011 and $67 – 2010)	110,086	48,418
From borrowings	5,543	–
Others	(12,633)	18
NET REALIZED GAINS	185,298	79,697
NET UNREALIZED GAINS (Notes J and M)	33,936	24,370
NET INCOME	**$ 525,494**	**$ 472,120**

The accompanying notes are an integral part of these condensed financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE INCOME
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
NET INCOME (OCR-2)	$ 525,494	$ 472,120
Other comprehensive income (Note L)		
Reclassification to net income:		
Amortization of derivatives transition adjustment	–	(148)
Amortization of estimated net actuarial losses	33,846	–
Amortization of prior service cost	726	22
Currency translation adjustments	11,171	74,866
Unrealized investment holding (losses) gains		
Unrealized investment holding gains during the period	59,121	235,415
Less: Reclassification adjustments for gains included in net income	(169,527)	(15,520)
Total other comprehensive (loss) income	(64,663)	294,635
COMPREHENSIVE INCOME	**$ 460,831**	**$ 766,755**

CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)		2010 (Unaudited)	
Balance, 1 January		$15,878,469		$15,318,264
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 525,494		$ 472,120	
Other comprehensive (loss) income for the period (Note L)	(64,663)	460,831	294,635	766,755
Subscriptions received		538,474		307,246
Demand obligations on account of subscriptions received		(205,344)		–
Change in SDR values		238,949		64,401
Change in ordinary reserve		(12,387)		3,585
Notional MOV		(175,009)		57,718
Allocation to ADF		(120,000)		(120,000)
Allocation to TASF		(40,000)		(40,000)
Allocation to CCF		–		(10,000)
Allocation to RCIF		–		(10,000)
Balance, 30 September		**$16,563,983**		**$16,337,969**

The accompanying notes are an integral part of these condensed financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 423,018	$ 505,088
Interest on investments received	302,363	271,601
Interest paid for securities purchased under resale/repurchase arrangement	(783)	(765)
Interest and other financial expenses paid	(214,018)	(218,348)
Administrative expenses paid	(237,258)	(248,334)
Technical assistance to member countries disbursed	(0)	(84)
Others—net	32,057	17,653
Net Cash Provided By Operating Activities	305,379	326,811
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	4,771,735	3,630,057
Maturities of investments	130,601,960	75,669,911
Purchases of investments	(137,918,262)	(84,436,501)
Net payments on future contracts	(556)	(348)
Net payments from securities purchased under resale arrangement	(108,927)	(145,025)
Principal collected on loans	1,924,286	1,591,547
Loans disbursed	(3,947,225)	(3,666,563)
Receipts from swaps	85,762	420,399
Payments for swaps	(229,547)	(554,578)
Property, furniture, and equipment acquired	(16,179)	(15,076)
Change in swap related collateral	215,111	1,231,900
Purchases of equity investments	(52,549)	(43,814)
Sales of equity investments	189,841	95,433
Net Cash Used in Investing Activities	(4,484,550)	(6,222,658)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	10,789,249	12,665,410
Borrowings redeemed	(7,039,930)	(6,677,351)
Matured capital subscriptions collected	419,822	175,690
Issuance expenses paid	(24,317)	(36,961)
Demand obligations of members encashed	16,770	12,181
Receipts from swaps	313,620	73,777
Payments for swaps	–	(114,635)
Resources transferred to ADF	(120,000)	(120,000)
Resources transferred to TASF	(40,000)	(40,000)
Resources transferred to RCIF	–	(10,000)
Resources transferred to CCF	–	(10,000)
Net Cash Provided by Financing Activities	4,315,214	5,918,111
Effect of Exchange Rate Changes on Due from Banks	409	6,132
Net Increase in Due from Banks	136,452	28,396
Due from Banks at Beginning of Period	114,648	129,843
Due from Banks at End of Period	$ 251,100	$ 158,239

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2011 and 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2010 financial statements and the notes included therein. In the opinion of the management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2011 and 2010 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In January 2011, FASB issued ASU 2011-02, *"Receivable (Topic 310) – A Creditor's Determination of Whether Restructuring Is a Troubled Debt Restructuring"* in April 2011. This update is effective for the first interim or annual period beginning on or after 15 June 2011 and is to be applied retrospectively to modifications occurring on or after the beginning of the annual period of adoption. These updates did not have a material impact on OCR's 30 September 2011 condensed financial statements.

ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements, is effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note N of the interim financial statements provides the required disclosures in compliance to this update.

In May 2011, the FASB issued ASU 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs"*, which provides the consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and the guidance on how to measure FV and related disclosure requirements. The ASU does not require additional FV measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after 15 December 2011. ADB is currently assessing the impact of this update on OCR's financial statements.

In June 2011, the FASB issued ASU 2011-05, *"Comprehensive Income (Topic 220) – Presentation of Comprehensive Income"*, which requires entities to present details of items that are reclassified from other comprehensive income to net income in the statement of comprehensive income. ADB has decided to early adopt the provisions in this ASU in 2011 and presented in OCR-2 and OCR-3 on OCR's 30 September 2011 and 2010 condensed financial statements to reflect the reclassification adjustments.

continued

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 2006.

All investment securities and negotiable certificates of deposit held as of 30 September 2011 and 31 December 2010 other than derivative instruments are considered "Available for Sale" and are reported at fair value (FV). Time deposits are reported at cost, which is a reasonable estimate of their FV. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. Realized gains or losses for futures are reported in income based on daily settlement of the net cash margin.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investments. Impairment losses are not reversed for subsequent recoveries in the value of the investments, until it is sold.

The estimated fair value of the investments by contractual maturity as of 30 September 2011 and 31 December 2010 are as follows:

	30 September 2011	31 December 2010
Due in one year or less	$ 8,182,691,000	$ 6,366,579,000
Due after one year through five years	11,167,555,000	9,833,354,000
Due after five years through ten years	1,599,107,000	1,467,380,000
Due after ten years through fifteen years	99,510,000	196,586,000
Due after fiteen years	–	389,460,000
Total	$ 21,048,863,000	$ 18,253,359,000

continued

This table describes a listing of investments that sustained unrealized losses as of 30 September 2011. There were three government or government-guaranteed obligations (three – 31 December 2010) and one debt security (nil – 31 December 2010) that sustained losses for over one year representing 0.53% of the total investments. No mortgage/ asset backed security position sustained losses for over one year as of 30 September 2011 (one – 31 December 2010). Comparative details as of 30 September 2011 and 31 December 2010 are as follows:

As of 30 September 2011

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 6,109,492,000	$ 7,746,000	$ 105,755,000	$ 398,000	$ 6,215,247,000	$ 8,144,000
Corporate bonds	429,078,000	3,335,000	–	–	429,078,000	3,335,000
Mortgage/Asset-backed securities	–	–	–	–	–	–
Others	–	–	5,013,000	2,345,000	5,013,000	2,345,000
Total	$ 6,538,570,000	$ 11,081,000	$ 110,768,000	$ 2,743,000	$ 6,649,338,000	$ 13,824,000

As of 31 December 2010

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 3,521,005,000	$ 23,028,000	$ 59,698,000	$ 456,000	$ 3,580,703,000	$ 23,484,000
Corporate bonds	351,855,000	3,366,000	–	–	351,855,000	3,366,000
Mortgage/Asset-backed securities	139,631,000	3,852,000	204,000	26,000	139,835,000	3,878,000
Others	6,939,000	420,000	–	–	6,939,000	420,000
Total	$ 4,019,430,000	$ 30,666,000	$ 59,902,000	$ 482,000	$ 4,079,332,000	$ 31,148,000

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

NOTE E—LOANS

ADB does not sell its sovereign loans, nor does it believe there is market for its sovereign loans and reports the loans at their carrying book values.

continued

As of 30 September 2011 and 31 December 2010, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2011	31 December 2010
People's Republic of China	$ 11,697,989,000	$ 10,815,086,000
India	10,239,271,000	9,392,098,000
Indonesia	9,909,464,000	10,345,375,000
Pakistan	5,492,881,000	5,226,816,000
Philippines	4,961,116,000	4,926,469,000
Others (individually less than 5% of total loans)	5,952,564,000	5,227,031,000
Total loans	48,253,285,000	45,932,875,000
Allowance for losses	(36,534,000)	(42,505,000)
Net unamortized loan origination costs	63,657,000	53,441,000
Net loans outstanding	$ 48,280,408,000	$ 45,943,811,000

Loans outstanding as of 30 September 2011 include nonsovereign loans amounting to $2,579,058,000 ($2,309,546,000 – 31 December 2010).

The undisbursed balance of approved loans as of 30 September 2011 was $26,129,631,000 ($24,577,043,000 – 31 December 2010). This included an undisbursed balance of approved nonsovereign loans amounting to $2,176,819,000 ($1,674,837,000 – 31 December 2010). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $539,140,000 ($331,488,000 – 31 December 2010).

Commitment Charge Policy

For loans negotiated on or before 1 January 2007, a flat commitment fee of 0.75% was charged for sovereign program loans and a progressive commitment fee of 0.75% was maintained for sovereign project loans. In October 2006, the Board approved a change in the commitment charge policy for sovereign project loans negotiated after 1 January 2007, from 0.75% on a progressive structure of undisbursed loan balances to a flat commitment fee of 0.35% on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007 the waiver of 0.10% of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 0.50% of the commitment charge on the undisbursed balances of sovereign program loans. For these loans, ADB continues to provide waiver on commitment charges up to 31 December 2011. Commitment charge waived during the period totaled $1,826,000 ($4,198,000 – 2010). In December 2007, the Board of Directors approved the reduction of the commitment charge to 0.15% for both sovereign program and project loans negotiated on or after 1 October 2007, and eliminated the waiver mechanism for such loans.

For nonsovereign loans, ADB collects a commitment charge of about 0.50% to 0.75% per year on the undisbursed commitment.

Lending Spread and Front-End Fee

In April 2010, the Board of Directors approved for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from 1 July 2010 up to and including 30 June 2011, that the credit of 0.40% be reduced to 0.30% for the duration of the loan, to result to an effective contractual spread of 0.30% over the base lending rate; and (ii) that

continued

are negotiated from 1 July 2011, that the credit of 0.40% be reduced to 0.20% for the duration of the loan, to result to an effective contractual spread of 0.40% over the base lending rate.

For loans negotiated before 1 July 2010 and on or after 1 October 2007, the credit of 0.40% for the duration of the loan, resulting to an effective contractual spread of 0.20% continues to apply. In December 2010, with respect to all loans negotiated before 1 October 2007, the Board approved for borrowers or guarantors under ADB's sovereign operations that do not have any OCR loans in arrears with ADB, the continuation of the waiver of 0.20% of the lending spread on outstanding loans that carry a lending spread of 0.60% to be applicable to all interest periods up to 31 December 2011. Lending spread waiver reduced the loan income by $49,379,000 for the nine months ended 30 September 2011 ($48,329,000 – 2010).

On the lending credit spread for nonsovereign transactions, ADB sets the pricing by taking into account, among others, the risk of the transaction and market prices for such transactions.

Since 1988, ADB has charged front-end fees for nonsovereign loans. Effective 1 January 2000, ADB levied front-end fee of 1% for sovereign loans for which the loan negotiations are completed after that date. In 2004, the Board approved the waiver of the entire 1% front-end fee on all new sovereign loans (waiver of 0.50% on sovereign loans approved in 2003). In December 2007, the Board approved the elimination of front-end fee for sovereign loans negotiated on or after 1 October 2007.

Overdue amounts

Two nonsovereign loans were in non-accrual status as of 30 September 2011 (two – 31 December 2010) with principal amount outstanding of $28,785,000 ($31,861,000 – 31 December 2010), $27,319,000 ($30,028,000 – 31 December 2010) of which was overdue. Loans in non-accrual status resulted in $64,000 (recovery of $189,000 – 2010) not being recognized as income from nonsovereign loans for the nine months ended 30 September 2011.

continued

An analysis of the age of the recorded loan outstanding that are past due as of 30 September 2011 and 31 December 2010 are as follows:

Age Analysis of Past Due Financing Receivables
As of 30 September 2011 and 31 December 2010

	Overdue Loan Service Payments				
	1-90 Days	> 90 Days	Total	Current	Total Loans
30 September 2011					
Sovereign loans	$ –	$ –	$ –	$ 45,623,326,000	$ 45,623,326,000
Nonsovereign loans	–	27,544,000	27,544,000	2,602,415,000	2,629,959,000
Total	$ –	$ 27,544,000	$ 27,544,000	$ 48,225,741,000	48,253,285,000
Allowance for loan losses					(36,534,000)
Unamortized direct loan origination fees–net					63,657,000
Loans Outstanding					**$ 48,280,408,000**

	Overdue Loan Service Payments				
	1-90 Days	> 90 Days	Total	Current	Total Loans
31 December 2010					
Sovereign loans	$ 1,980,000	$ –	$ 1,980,000	$ 43,565,048,000	$ 43,567,028,000
Nonsovereign loans	9,396,000	20,817,000	30,213,000	2,335,634,000	2,365,847,000
Total	$ 11,376,000	$ 20,817,000	$ 32,193,000	$ 45,900,682,000	45,932,875,000
Allowance for loan losses					(42,505,000)
Unamortized direct loan origination fees–net					53,441,000
Loans Outstanding					**$ 45,943,811,000**

As of 30 September 2011, there were no loans 90 days or greater past due still accruing (nil – 31 December 2010).

continued

Allowance for Loan Losses

The changes in the allowance for loan losses during the nine months ended 30 September 2011, and for the year ended 31 December 2010 as well as information pertaining to loans which were subject to specific allowance for loan losses are as follows:

	30 September 2011			31 December 2010		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 42,505,000	$ 42,505,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Provision during the period	–	4,416,000	4,416,000	–	40,390,000	40,390,000
Written back/off	–	(10,346,000)	(10,346,000)	(2,723,000)	(98,850,000)	(101,573,000)
Translation adjustment	–	(41,000)	(41,000)	–	446,000	446,000
Ending balance	$ –	$ 36,534,000	$ 36,534,000	$ –	$ 42,505,000	$ 42,505,000
Ending balance individually evaluated for impairment	$ –	$ 12,343,000	$ 12,343,000	$ –	$ 9,152,000	$ 9,152,000
Ending balance collectively evaluated for impairment	$ –	$ 24,191,000	$ 24,191,000	$ –	$ 33,353,000	$ 33,353,000
Loans:						
Ending balance	$ 45,623,326,000	$ 2,629,959,000	$ 48,253,285,000	$ 43,567,028,000	$ 2,365,847,000	$ 45,932,875,000
Ending balance individually evaluated for impairment	$ –	$ 28,967,000	$ 28,967,000	$ –	$ 32,046,000	$ 32,046,000
Ending balance collectively evaluated for impairment	$ –	$ 2,600,992,000	$ 2,600,992,000	$ –	$ 2,333,801,000	$ 2,333,801,000

Allowances are set up for all impaired loans. The recorded loan receivable in the impaired loans with related allowance for loan losses during the nine months ended 30 September 2011, and for the year ended 31 December 2010 are as follows:

	30 September 2011			31 December 2010		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign loans	$ –	$ –	$ –	$ –	$ –	$ –
Nonsovereign loans	28,967,000	27,501,000	12,343,000	32,046,000	30,213,000	9,152,000

No loan was modified or restructured for the nine-months ended 30 September 2011.

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB is exposed to credit risks in the loan portfolios of the borrowers falling in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risks and 14 denoting that the borrower has defaulted. The rating scale corresponds directly to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio, derive the expected losses in the loan portfolio, and monitor the capital adequacy and as an input to price nonsovereign transactions.

continued

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $27,501,000 in nonsovereign loans that were considered impaired ($32,046,000 – 31 December 2010).

		Sovereign Loans		Nonsovereign Loans	
Risk Class	Risk Rating	30 September 2011	31 December 2010	30 September 2011	31 December 2010
Low credit risk	1–5 (AAA to BBB–)	$ 22,058,194,000	$ 20,100,832,000	$ 774,926,000	$ 705,631,000
Medium credt risk	6–11 (BB+ to B–)	23,543,883,000	23,444,532,000	1,771,400,000	1,378,401,000
High credit risk	12–14 (CCC+ to D)	21,249,000	21,664,000	83,633,000	281,815,000
Total		$ 45,623,326,000	$ 43,567,028,000	$ 2,629,959,000	$ 2,365,847,000

As of 30 September 2011, ADB had a significant concentration of credit risk to Asia and Pacific region. The credit exposure determined based on fair value of amounted to $49,887,285,000 ($47,418,894,000 – 31 December 2010).

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counter-guarantees from the host government are required for all public sector guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangement that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

The maturity of the underlying instruments for which ADB provided the partial credit guarantees is generally 10 or more years. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of 30 September 2011, total loan arising from guarantee call was $182,000 ($186,000 – 31 December 2010) with corresponding allowance for losses of $121,000 ($116,000 – 31 December 2010). None of the outstanding amounts as of 30 September 2011 and 31 December 2010 were subject to call.

continued

The committed and outstanding amounts of these guarantee obligations as of 30 September 2011 and 31 December 2010 covered:

	30 September 2011		31 December 2010	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,597,481,000	$ 1,496,061,000	$ 1,353,617,000	$ 1,270,701,000
without counterguarantee	658,406,000	252,882,000	797,232,000	565,179,000
	2,255,887,000	1,748,943,000	2,150,849,000	1,835,880,000
Political Risk Guarantees				
with counterguarantee	139,925,000	96,424,000	143,317,000	112,870,000
without counterguarantee	29,535,000	14,180,000	36,555,000	19,409,000
	169,460,000	110,604,000	179,872,000	132,279,000
Others	–	–	950,000	950,000
Total	$ 2,425,347,000	$ 1,859,547,000	$ 2,331,671,000	$ 1,969,109,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

As of 30 September 2011, a total liability of $14,186,000 ($17,604,000 – 31 December 2010) relating to standby ready obligation for two partial credit risk guarantees (three – 31 December 2010) and two political risk guarantees (three – 31 December 2010) has been included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" – "Miscellaneous" on the Balance Sheet for all guarantees issued after 31 December 2002.

As of 30 September 2011, no (one – 31 December 2010) partial credit guarantee with nonsovereign counter-guarantee had a collateral from a counter-guarantor.

NOTE G—EQUITY INVESTMENTS

Equity investments in which ADB has the ability to exercise significant influence in the operation of the investees are accounted under equity method. This includes equity investments in limited partnership and certain limited liability corporations. As of 30 September 2011, equity investments reported under the equity method amounted to $470,025,000 ($434,805,000 – 31 December 2010).

Investments in equity securities with readily determinable market price are considered as "Available for Sale" and reported at fair value, with unrealized gains and losses reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in equity securities without readily determinable fair values are reported at cost or at written down value.

As of 30 September 2011, there were six (eight – 31 December 2010) equity investments which were reported at fair value totaling $264,346,000 ($491,637,000 – 31 December 2010). As of 30 September 2011, one (nil – 31 December 2010) investment sustained unrealized losses totaling $459,000 as of 30 September 2011 (nil – 31 December 2010).

Net unrealized gains on equity investments reported at market value were $197,859,000 at 30 September 2011 ($384,440,000 – 31 December 2010) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

continued

Approved equity investment facility that has not been disbursed was $644,593,000 at 30 September 2011 ($471,456,000 – 31 December 2010).

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset and liability management of individual positions and portfolios. In applying ASC 815 "Derivatives and Hedging" for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

Included in Receivable/Payable from Swaps-Others are interest rate, currency, and FX swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

Fair Value of Derivative Instruments

The fair value of ADB's derivative instruments as of 30 September 2011 and 31 December 2010 are summarized below:

	Derivative Assets			Derivative Liabilities		
	Balance Sheet Location	Fair Value 30 September 2011	Fair Value 31 December 2010	Balance Sheet Location	Fair Value 30 September 2011	Fair Value 31 December 2010
Futures	Investments - Other securities					
Futures		$ –	$ (4,081,000)			
Futures - offset		–	4,081,000			
Total		–	–			
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		24,936,071,000	25,187,815,000		$ 23,112,240,000	$ 22,464,043,000
Interest rate swaps		5,383,633,000	4,287,870,000		3,645,068,000	3,310,970,000
FX swaps		129,945,000	–		129,418,000	–
Total		30,449,649,000	29,475,685,000		26,886,726,000	25,775,013,000
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		1,617,981,000	543,871,000		1,844,629,000	703,710,000
Interest rate swaps		59,176,000	98,572,000		115,969,000	140,782,000
FX swaps		2,979,188,000	724,951,000		3,005,019,000	741,597,000
Total		4,656,345,000	1,367,394,000		4,965,617,000	1,586,089,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		605,228,000	320,421,000		601,107,000	318,178,000
Interest rate swaps		57,144,000	93,243,000		132,640,000	173,574,000
Total		662,372,000	413,664,000		733,747,000	491,752,000
Total derivatives not designated as hedging instruments		$ 35,768,366,000	$ 31,256,743,000		$ 32,586,090,000	$ 27,852,854,000

continued

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	**Amount of Gain (Loss) recognized in income on Derivatives** 30 September 2011	30 September 2010
Futures	Net Realized Gains (Losses)	$ (556,000)	$ (348,000)
Investment related swaps			
Currency swaps	Net Unrealized Gains	5,221,000	10,928,000
	Revenue from Investments	(5,350,000)	(5,182,000)
Interest rate swaps	Net Unrealized Gains	(15,699,000)	(22,228,000)
	Net Realized Gains (Losses) from Investments	(6,990,000)	54,000
	Revenue from Investments	(4,214,000)	(4,356,000)
FX swaps	Net Unrealized Gains	1,521,000	1,312,000
	Revenue from Investments	4,314,000	5,277,000
FX forward	Net Realized Gains (Losses) from Investments	63,000	–
		(21,134,000)	(14,195,000)
Loans related swaps			
Currency swaps	Net Unrealized Gains	(17,949,000)	1,798,000
	Revenue from Loans	(13,187,000)	(11,921,000)
Interest rate swaps	Net Unrealized Gains	8,853,000	(21,690,000)
	Revenue from Loans	(36,417,000)	(37,114,000)
		(58,700,000)	(68,927,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains	633,941,000	484,668,000
	Borrowings and related expenses	990,917,000	940,565,000
Interest rate swaps	Net Unrealized Gains	716,906,000	906,163,000
	Borrowings and related expenses	466,664,000	449,345,000
FX forward	Net Unrealized Gains	172,000	33,000
	Borrowings and related expenses	–	9,000
		2,808,600,000	2,780,783,000
Total		$ 2,728,210,000	$ 2,697,313,000

continued

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB has under the ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 September 2011 is $538,445,000 ($520,347,000 – 31 December 2010). The aggregate fair value of all derivative instruments that ADB has under the NAFMII Master Agreement that is in an asset (positive marked to market) position as of 30 September 2011is $6,608,000 (net liability position $3,111,000 – 31 December 2010).

NOTE I—OTHER ASSETS AND LIABILITIES – MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	30 September 2011	31 December 2010
Amounts receivable from:		
Asian Development Fund (Note M)	$ 62,737,000	$ 28,628,000
Technical Assistance Special Fund	280,000	95,000
Japan Special Fund	78,000	134,000
Asian Development Bank Institute	133,000	267,000
Asian Tsunami Fund	–	225,000
Pakistan Earthquake Fund	51,000	54,000
Regional Cooperation and Integration Fund	64,000	44,000
Climate Change Fund	43,000	53,000
Asia Pacific Disaster Response Fund	–	56,000
Agency Trust Funds—net	2,072,000	1,651,000
Staff Retirement Plan	–	343,000
Total	$ 65,458,000	$ 31,550,000
Amounts payable to:		
Staff Retirement Plan	$ 1,382,000	$ –
Total	$ 1,382,000	$ –

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its

continued

borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

Effective 1 January 2008, ADB reports all borrowings that have associated derivative instruments at fair value (FV), including ADB's credit risk (as a credit spread) by currency. Changes in FV are reported in net income. Legacy borrowings that do not have associated swaps continue to be reported at amortized cost. For presentation purposes, amortization of discounts and premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

NOTE K—CAPITAL AND RESERVES

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to 31 December 2010. On 26 January 2011, the Board of Directors approved the extension of the subscription deadline for GCI V to 30 June 2011. A further extension of the GCI V subscription period until 30 September 2011 was approved by the Board of Directors on 1 August 2011.

The authorized capital stock of ADB as of 30 September 2011 and 31 December 2010 consists of 10,638,933 shares, of which 10,537,773 shares (9,347,201 – 31 December 2010) have been subscribed. Of the subscribed shares, 10,008,691 shares (8,865,741 – 31 December 2010) were "callable," and 529,082 shares (481,460 – 31 December 2010) were "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts non-negotiable, non-interest-bearing demand obligations in satisfaction of the portion payable in the currency of the member provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $252,521,000 ($217,396,000 – 31 December 2010), while those notes received with fixed encashment schedules totaled $293,953,000 ($123,734,000 – 31 December 2010).

As of 30 September 2011, 66 members (51 from regional and 15 from non-regional) out of 67 members had subscribed to the additional 6,991,462 shares (279,658 paid-in shares and 6,711,804 callable shares) they were entitled, of which 1,190,572 shares (47,622 paid-in shares and 1,142,950 callable shares) were subscribed for the nine months ended 30 September 2011 by ten members.

After the quarter ending 30 September 2011, one additional member subscribed to additional shares.

In May 2011, the Board of Governors approved the allocation of 2010 net income of $614,489,000, after appropriation of guarantee fees to special reserve, as follows: (i) $45,900,000 be transferred from Loan Loss Reserve; (ii) $77,779,000 representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted under equity method, to Cumulative Revaluation Adjustments account; (iii) $422,610,000 to Ordinary Reserve; (iv) $120,000,000 to Asian Development Fund (ADF); and (v) $40,000,000 to Technical Assistance Special Fund (TASF).

As of 30 September 2011, the value of the SDR in terms of the United States dollar was $1.56724 ($1.54003 – 31 December 2010) giving a value for each share of ADB's capital equivalent to $15,672.40 ($15,400.30 – 31 December 2010).

continued

NOTE L—ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. Other comprehensive income includes items such as the effects of the implementation of ASC 815, unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and post-retirement liability adjustment.

The following table presents the changes in Accumulated Other Comprehensive (Loss) Income balances for the nine months ended 30 September 2011 and 2010:

	ASC 815 Adjustments and Amortizations		Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Pension/Postretirement Liability Adjustment-ASC 715 & 958		Accumulated Other Comprehensive (Loss) Income	
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Balance, 1 January	$ –	$ (1,620)	$ 125,727	$ 6,747	$ 742,256	$ 683,627	$ (921,328)	$ (646,437)	$ (53,345)	$ 42,317
Changes from period activity	–	(148)	11,171	74,866	(110,406)	219,895	34,572	22	(64,663)	294,635
Balance, 30 September	**$ –**	**$ (1,768)**	**$ 136,898**	**$ 81,613**	**$ 631,850**	**$ 903,522**	**$ (886,756)**	**$ (646,415)**	**$(118,008)**	**$ 336,952**

NOTE M—INCOME AND EXPENSES

The average yield on the loan portfolio for the nine months ended 30 September 2011 was 1.39% (1.54% – 2010) excluding premium received on prepayment and other loan income, while the weighted average cost of borrowings outstanding after swaps was 1.19% (1.71% – 2010).

The annualized rate of return on the average investments held during the nine months ended 30 September 2011 including securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 2.06% (2.14% – 2010) excluding unrealized gains and losses on investments, and 2.44% (3.02% – 2010) including unrealized gains and losses on investments. Interest income from various securities received from troubled debt restructuring amounted to $3,078,000 ($451,000 – 2010). This was reported under "REVENUE From other sources."

The proceeds from sales of investments for the nine months ended 30 September 2011 was $4,771,735,000 ($3,630,056,000 – 2010) and the gross realized gains and gross realized losses that have been included in earnings as a result of those sales were $97,063,000 ($37,103,000 – 2010) and $7,278,000 ($5,549,000 – 2010) respectively.

The proceeds from sales of equity investments for the nine months ended 30 September 2011 was $189,841,000 (95,433,000 – 2010) and the gross realized gains and gross realized losses that have been included in earnings as a result of those sales were $111,735,000 ($49,758,000 – 2010) and nil ($193,000 – 2010) respectively.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine months ended 30 September 2011 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the nine months ended 30 September 2011 of $420,510,000 ($349,078,000 – 2010), $177,545,000 ($159,509,000 – 2010) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $14,631,000 related to new loans made effective for the nine months ended 30 September 2011 (increased by the deferred loan origination cost of $29,104,000 mainly due to the adjustments to the loan origination costs from 50 basis points to 30 basis points to loans made effective from 2006-2008 in 2010).

During the nine months ended 30 September 2011, $4,415,000 of provision for losses ($39,666,000 – 2010) was recognized for loans. Write back for the period amounted to $10,346,000 ($58,625,000 – 2010).

continued

Other expenses of $3,369,000 ($2,325,000 – 2010) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized gains incorporated $539,000 net gains (net losses of $5,118,000 – 2010) from the translation adjustments of financial instruments denominated in non-functional currencies (Brazilian real, Mexican peso, and South African rand) and net unrealized gains on derivatives of $33,397,000 ($29,488,000 – 2010), which were made up of:

	30 September 2011	30 September 2010
Unrealized gains on:		
Borrowings and related swaps	$ 51,556,000	$ 59,285,000
Investments related swaps	(8,957,000)	(9,988,000)
Loan related swaps	(9,096,000)	(19,892,000)
FX swaps	172,000	–
Amortization of the ASC 815 transition adjustments	(278,000)	83,000
Total	$ 33,397,000	$ 29,488,000

continued

NOTE N—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of 30 September 2011 and 31 December 2010 are summarized below:

	30 September 2011		31 December 2010	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 251,100,000	$ 251,100,000	$ 114,648,000	$ 114,648,000
Investments (Note C)	21,048,863,000	21,048,863,000	18,253,359,000	18,253,359,000
Securities transferred under repurchase agreement	711,992,000	711,992,000	707,851,000	707,851,000
Securities purchased under resale arrangement	427,283,000	427,283,000	318,228,000	318,228,000
Loans outstanding (Note E)	48,280,408,000	49,887,285,000	45,943,811,000	47,418,894,000
Equity investments (Note G)	928,684,000	928,684,000	1,108,198,000	1,108,198,000
Receivable from swaps - borrowings (Note H)	30,449,649,000	30,449,649,000	29,475,685,000	29,475,685,000
Receivable from swaps - others (Note H)	5,318,717,000	5,318,717,000	1,781,058,000	1,781,058,000
Other assets				
Swap related collateral	1,803,461,000	1,803,461,000	1,588,350,000	1,588,350,000
Future guarantee receivable	14,186,000	14,186,000	17,604,000	17,604,000
LIABILITIES:				
Borrowings (Note J)	56,561,774,000	57,713,919,000	52,386,484,000	53,176,587,000
Payable for swaps - borrowings (Note H)	26,886,726,000	26,886,726,000	25,775,013,000	25,775,013,000
Payable for swaps - others (Note H)	5,699,364,000	5,699,364,000	2,077,841,000	2,077,841,000
Other liabilities				
Payable for swap related collateral	1,803,461,000	1,803,461,000	1,588,350,000	1,588,350,000
Guarantee liability	14,186,000	14,186,000	17,604,000	17,604,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	Estimated Fair Value	
	30 September 2011	31 December 2010
Off-balance sheet financial instruments:		
ASSETS:		
Future guarantee receivable	$ 19,621,000	$ 20,153,000
LIABILITIES:		
Guarantee liability	19,621,000	20,153,000

continued

Fair Value Option

In adopting ASC 825, ADB elected the Fair Value Option on all borrowings that are associated with derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of ASC 815.

Fair Value Measurement

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ADB determines fair values using inputs based on quoted or observable market prices and discounted cash flow models. Inputs for the models are based on observable market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

Following guidelines are applied in determining the fair values of financial instruments:

Borrowings and associated derivative instruments. Structured borrowings issued by ADB are valued through the use of market data inputs and financial models that discount future cash flows and simulated expected cash flows for embedded options. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black and Scholes, as applicable. Non-structured swapped borrowings, forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities are applied to the models to determine fair value of borrowings. Classified under Level 2 are swapped borrowings and the related derivatives for which ADB can obtain observable market inputs in the form of primary broker quotes for similar debt instruments. Included in Level 3 category are swapped borrowings fair-valued using significant unobservable inputs, including derived credit spreads for currencies that have no available quotes in the market.

Investments, asset swaps, repurchase agreements and resale arrangements. Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and repurchase agreements fair valued with market observable inputs. Included in Level 3 category are investments fair valued using unobservable inputs including prices provided by third parties such as independent pricing services, custodians, and asset managers. Forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are applied to the models to determine fair value of investments.

Equity Investments. Readily marketable equity investments are fair valued using quoted prices in active markets.

continued

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets and liabilities as of 30 September 2011 and 31 December 2010 were reported based on the following:

		Fair Value Measurements		
	30 September 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt.-guaranteed obligations	$ 18,361,385,000	$ 14,220,297,000	$ 4,031,591,000	$ 109,497,000
Time deposits and other obligations of banks	1,569,002,000	–	1,569,002,000	–
Corporate obligations	1,095,406,000	619,233,000	471,154,000	5,019,000
Asset-backed/mortgage-backed securities	–	–	–	–
Others	23,070,000	5,013,000	17,451,000	606,000
Securities transferred under repurchase agreement	711,992,000	711,992,000	–	–
Securities purchased under resale arrangement	427,283,000	–	427,283,000	–
Borrowings related swaps	30,449,649,000	–	24,532,479,000	5,917,170,000
Investments related swaps	4,656,345,000	–	4,656,345,000	–
Loans related swaps	662,372,000	–	636,462,000	25,910,000
Equity investments	264,346,000	263,990,000	356,000	–
Total assets at fair value	**$ 58,220,850,000**	**$ 15,820,525,000**	**$ 36,342,123,000**	**$ 6,058,202,000**
Liabilities				
Borrowings	$ 52,072,647,000	$ –	$ 45,709,048,000	$ 6,363,599,000
Borrowings and related swaps	26,886,726,000	–	26,763,772,000	122,954,000
Investments related swaps	4,965,617,000	–	4,965,617,000	–
Loans related swaps	733,747,000	–	129,400,000	604,347,000
Total liabilities at fair value	**$ 84,658,737,000**	**$ –**	**$ 77,567,837,000**	**$ 7,090,900,000**

continued

	31 December 2010	Fair Value Measurements Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't.-guaranteed obligations	$ 13,842,500,000	$ 9,507,917,000	$ 774,666,000	$ 3,559,917,000
Time deposits and other obligations of banks	2,285,773,000	–	2,285,773,000	–
Corporate obligations	1,158,235,000	275,494,000	563,772,000	318,969,000
Asset-backed/mortgage-backed securities	929,577,000	–	927,083,000	2,494,000
Others	37,274,000	6,939,000	29,486,000	849,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	–	–
Securities purchased under resale arrangement	318,228,000	–	318,228,000	–
Borrowings related swaps	29,475,685,000	–	21,964,275,000	7,511,410,000
Investments related swaps	1,367,394,000	–	1,367,394,000	–
Loans related swaps	413,664,000	–	381,150,000	32,514,000
Equity investments	491,637,000	490,011,000	1,345,000	281,000
Total assets at fair value	**$ 51,027,818,000**	**$ 10,988,212,000**	**$ 28,613,172,000**	**$ 11,426,434,000**
Liabilities				
Borrowings	$ 48,075,055,000	$ –	$ 40,197,183,000	$ 7,877,872,000
Borrowings and related swaps	25,775,013,000	–	25,637,293,000	137,720,000
Investments related swaps	1,586,089,000	–	1,586,089,000	–
Loans related swaps	491,752,000	–	137,294,000	354,458,000
Total liabilities at fair value	**$ 75,927,909,000**	**$ –**	**$ 67,557,859,000**	**$ 8,370,050,000**

The table below provides the details of all inter-level transfers for the nine months ended 30 September 2011:

	Level 1	Level 2
Investments		
Government or gov't.-guaranteed obligations		
Transfers into (out of)	24,436,000	(24,436,000)
Transfers (out of) into	$ (426,324,000)	$ 426,324,000
Corporate obligations		
Transfers into (out of)	32,464,000	(32,464,000)
Transfers (out of) into	(101,525,000)	101,525,000
	$ (470,949,000)	**$ 470,949,000**

Government or government-guaranteed obligations and corporate obligations totaling $426,324,000 and $101,525,000 respectively, were transferred from Level 1 to 2. Government or government-guaranteed obligations and corporate obligations totaling $24,436,000 and $32,464,000 respectively, were transferred from Level 2 to 1.

continued

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Investments			
	Government or gov't.-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, 1 January 2011	$ 3,559,917,000	$ 318,969,000	$ 2,494,000	$ 849,000
Total gains (losses) - (realized/unrealized)				
Included in earnings	759,000	(76,000)	(5,000)	–
Included in other comprehensive income	2,028,000	(566,000)	0	–
Purchases	22,104,000	–	–	–
Sales/Maturities	(458,258,000)	–	(2,351,000)	–
Settlement and others	–	–	(138,000)	(243,000)
Transfers into (out of) Level 3, net	(3,017,053,000)	(313,308,000)	–	–
Balance, 30 September 2011	$ 109,497,000	$ 5,019,000	$ –	$ 606,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 2,103,000	$ 122,000	$ –	$ –

0 = Less than $500.

	Investments			
	Government or gov't.-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, 1 January 2010	$ –	$ –	$ –	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	2,636,000	(74,000)	–	–
Included in other comprehensive income	(6,965,000)	(2,143,000)	–	–
Purchases	1,471,283,000	300,000,000	2,494,000	849,000
Sales/Maturities	–	–	–	–
Settlement and others	–	–	–	–
Transfers into (out of) Level 3, net	2,092,963,000	21,186,000	–	–
Balance, 31 December 2010	$ 3,559,917,000	$ 318,969,000	$ 2,494,000	$ 849,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (14,028,000)	$ (2,143,000)	$ –	$ –

Transfers into and out of Level 3 are primarily the result of refining ADB's valuation approach. All investment securities, including those under level 3, are of high credit quality. The government or government-guaranteed obligations are largely floating rate notes and callable bonds with a credit quality rating from Standard and Poor's of AAA to AA–. The corporate obligations are also floating rate notes with a credit quality rating from Standard and Poor's of AAA. These valuations are provided by an independent pricing source.

continued

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2011	$ 7,511,410,000	$ (137,720,000)	$ 32,514,000	$ (354,458,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	(417,427,000)	16,546,000	(5,399,000)	(6,745,000)
Included in other comprehensive income	(343,450,000)	(1,780,000)	(1,205,000)	18,394,000
Issuances	627,096,000	–	–	(291,060,000)
Maturities	(1,460,459,000)	–	–	29,522,000
Balance, 30 September 2011	$ 5,917,170,000	$ (122,954,000)	$ 25,910,000	$ (604,347,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 552,000	$ 19,746,000	$ (4,853,000)	$ (10,243,000)

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2010	$ 7,306,317,000	$ (79,030,000)	$ 28,273,000	$ (296,239,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	435,107,000	(55,538,000)	3,225,000	(8,715,000)
Included in other comprehensive income	47,968,000	(3,152,000)	1,016,000	(14,964,000)
Issuances	–	–	–	–
Maturities	(277,982,000)	–	–	(34,540,000)
Balance, 31 December 2010	$ 7,511,410,000	$ (137,720,000)	$ 32,514,000	$ (354,458,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (59,453,000)	$ (54,646,000)	$ 2,898,000	$ (8,603,000)

	Equity investments	Borrowings
Balance, 1 January 2011	$ 281,000	$ (7,877,872,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	343,633,000
Included in other comprehensive income	–	337,163,000
Paydowns	–	–
Issuances	–	(626,982,000)
Maturities	–	1,460,459,000
Settlement and others	(281,000)	–
Balance, 30 September 2011	$ –	$ (6,363,599,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ (53,151,000)

continued

	Equity Investments	Borrowings
Balance, 1 January 2010	$ –	$ (7,403,678,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	(551,622,000)
Included in other comprehensive income	–	(71,865,000)
Paydowns	281,000	–
Issuances	–	–
Maturities	–	149,293,000
Settlement and others	–	–
Balance, 31 December 2010	$ 281,000	$ (7,877,872,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ (15,009,000)

NOTE O—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2011 through 22 November 2011, the date these Condensed Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $2,119.2 million in various currencies.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 September 2011 and 31 December 2010
Expressed in Thousands of United States Dollars

		30 September (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 51,668		$ 2,580
INVESTMENTS (Notes C and K)		6,099,571		5,268,809
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and K)		354,384		340,811
LOANS OUTSTANDING (Notes E, K, and L) (Net of allowance for HIPC Debt Relief of $78,927 – 30 September 2011; $79,918 – 31 December 2010)		29,714,355		28,897,019
ACCRUED REVENUE		131,953		118,271
OTHER ASSETS (Note F)		261,479		209,012
TOTAL		**$ 36,613,410**		**$ 34,836,502**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		$ 144,601		$ -
Payable to OCR (Note F)		72,121		28,628
Advance payments on contributions		229,484		179,884
Undisbursed grant commitments (Notes J and K)		2,614,364		1,975,557
Deferred credits (Note G)		–		1,543
Total Liabilities		3,060,570		2,185,612
FUND BALANCES (ADF-3)				
Contributions received				
Contributed resources (Note G)	$ 36,798,842		$ 34,456,844	
Unamortized discount	(68,505)	36,730,337	(73,285)	34,383,559
Set-aside resources		74,616		73,320
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		1,103,711		983,636
		37,908,664		35,440,515
Contributions not yet due		171,482		150,631
		38,080,146		35,591,146
Nonnegotiable, noninterest-bearing demand obligations on account of contribution		(2,844,286)		(2,449,614)
Accumulated surplus		1,832,580		2,619,361
Accumulated other comprehensive loss (Note H)		(3,515,600)		(3,110,003)
Total Fund Balance		33,552,840		32,650,890
TOTAL		**$ 36,613,410**		**$ 34,836,502**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
REVENUE		
From loans	$ 236,677	$ 214,892
From investments (Note C)	73,018	81,842
From other sources—net	103	31
TOTAL REVENUE	309,798	296,765
EXPENSES		
Grants (Note J)	912,510	490,986
Administrative expenses (Note I)	177,545	159,509
Amortization of discounts on contributions	9,729	7,643
Provision for HIPC Debt Relief (Notes E and L)	–	(859)
Financial expenses	13	10
TOTAL EXPENSES	1,099,797	657,289
NET REALIZED GAINS FROM INVESTMENTS		
Gains reclassified from other comprehensive income (Note C)	9,094	–
NET UNREALIZED LOSSES	(5,876)	(85,004)
REVENUE LESS THAN EXPENSES	**$ (786,781)**	**$ (445,528)**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF COMPREHENSIVE LOSS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
REVENUE LESS THAN EXPENSES (ADF-2)	$ (786,781)	$ (445,528)
Other comprehensive loss (Note H)		
Currency translation adjustments	(401,327)	(1,061,220)
Unrealized investment holding (losses) gains		
Unrealized investment holding gains during the period	4,824	12,139
Less: Reclassification adjustments for gains included in net income	(9,094)	–
Total other comprehensive loss	(405,597)	(1,049,081)
COMPREHENSIVE LOSS	**$ (1,192,378)**	**$ (1,494,609)**

CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)		2010 (Unaudited)	
Balance, 1 January		$ 32,650,890		$ 34,159,017
Comprehensive loss for the period:				
Revenue less than expenses (ADF-2)	$ (786,781)		$ (445,528)	
Other comprehensive loss for the period	(405,597)	(1,192,378)	(1,049,081)	(1,494,609)
Change in contributions received				
from Contributed Resources		2,341,998		2,342,069
from Unamortized Discount for Accelerated Notes Encashment of ADF IX and ADF X		4,780		4,066
Transfer from Ordinary Capital Resources		120,000		120,000
Change in SDR value of Set-Aside Resources		1,296		(463)
Change in value of transfers from TASF		75		(173)
Change in contributions not yet due		20,851		–
Change in nonnegotiable, noninterest-bearing demand obligations		(394,672)		–
Balance, 30 September		**$ 33,552,840**		**$ 35,129,907**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 209,875	$ 191,145
Interest on investments received	79,033	86,993
Interest received for securities purchased under resale arrangement	148	133
Cash received from other sources	103	31
Administrative expenses paid	(143,434)	(148,852)
Grants disbursed	(305,816)	(263,077)
Financial expenses paid	(13)	(11)
Net Cash Used in Operating Activities	(160,104)	(133,638)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	197,793	0
Maturities of investments	104,559,127	57,297,177
Purchases of investments	(105,372,332)	(57,483,236)
Net (payments) receipts from securities purchased under resale arrangement	(2,450)	8,846
Principal collected on loans	772,224	641,856
Loans disbursed	(861,559)	(1,096,519)
Net Cash Used in Investing Activities	(707,197)	(631,876)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	796,429	681,157
Cash received from ordinary capital resources	120,000	120,000
Net Cash Provided by Financing Activities	916,429	801,157
Effect of Exchange Rate Changes on Due from Banks	(40)	1,246
Net Increase in Due from Banks	49,088	36,889
Due from Banks at Beginning of Period	2,580	3,022
Due from Banks at End of Period	$ 51,668	$ 39,911

0 = Less than $500.

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2011 and 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2010 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2011 and 2010 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The resources of the Asian Development Fund (ADF) have been subsequently augmented by nine replenishments, the most recent (ADF X and the fourth regularized replenishment of the Technical Assistance Special Fund [TASF]) of which was approved by the Board of Governors in August 2008 and became effective on 16 June 2009 for the four-year period from January 2009. The new replenishment provides substantial resources to the ADF to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size is SDR7,592,407,000, of which SDR2,665,765,000 will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. As of 30 September 2011, ADB has received instruments of contributions from 29 donors with a total amount equivalent to SDR2,578,687,000, including qualified contributions amounting to SDR502,451,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

With the implementation of the special drawing rights (SDR) currency management framework, ADF conducts its operations in SDRs and the SDR basket of currencies. The SDR and the SDR basket of currencies comprise the functional currencies of ADF. The United States dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. The financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at the reporting dates. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note L, has been eliminated. With the exceptions of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

In November 2005, the Board of Governors accepted a resolution to adopt a SDR currency management framework to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into one of the SDR basket of currencies (currently US dollar, euro, pound sterling, and yen), to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, ADB offered ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 30 September 2011, 17 out of 30 ADF borrowing countries have opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence. There were no loan conversions for the nine months ended 30 September 2011.

continued

In January 2011, FASB issued ASU 2011-02, *"Receivable (Topic 310) – A Creditor's Determination of Whether Restructuring Is a Troubled Debt Restructuring"* in April 2011. This update is effective for the first interim or annual period beginning on or after 15 June 2011 and is to be applied retrospectively to modifications occurring on or after the beginning of the annual period of adoption. These updates did not have a material impact on ADF's 30 September 2011 condensed special purpose financial statements.

ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements is effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note K of the interim financial statements provides the required disclosures in compliance with this update.

In May 2011, the FASB issued ASU 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,"* which provides the consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and the guidance on how to measure FV and related disclosure requirements. The ASU does not require additional FV measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after 15 December 2011. ADB is currently assessing the impact of this update on ADF's special purpose financial statements.

In June 2011, the FASB issued ASU 2011-05, *"Comprehensive Income (Topic 220) – Presentation of Comprehensive Income,"* which requires entities to present details of items that are reclassified from other comprehensive income to net income in the statement of comprehensive income. ADB has decided to early adopt the provisions in this ASU on 2011 and presented in ADF-2 and ADF-3 on ADF's 30 September 2011 condensed special purpose financial statements to reflect the reclassification adjustments.

Translation of Currencies

Translation adjustments relating to revaluation of assets, liabilities, and fund balances denominated in ADF's functional currencies and all investments classified as available for sale are reported as "Accumulated Translation Adjustments" in "FUND BALANCES" as part of "Accumulated other comprehensive loss." Translation adjustments relating to other non-functional currencies are reported as "NET UNREALIZED GAINS (LOSSES)" in the Condensed Special Purpose Statement of Revenue and Expenses.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as "Contributed Resources" when the Instruments of Contribution are received and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX and ADF X, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years and 9 years for ADF IX and ADF X, respectively.

Advanced Payments and Deferred Credits

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments, provided that the donor's Instrument of Contribution has

continued

been acknowledged by ADB. Otherwise, payments are recorded as deferred credits. Advance payments and deferred credits are included under "Liabilities."

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive loss." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

The estimated fair value of the investments by contractual maturity as of 30 September 2011 and 31 December 2010 are as follows:

	30 September 2011	31 December 2010
Due in one year or less	$ 3,916,181,000	$ 3,058,961,000
Due after one year through five years	2,142,458,000	2,160,119,000
Due after five years through ten years	40,932,000	49,729,000
Total	$ 6,099,571,000	$ 5,268,809,000

The annualized rate of return on the average investments held during the nine months ended 30 September 2011 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 1.74% (1.91% – 2010). If unrealized gains and losses were included, the annualized rate of return would have been 1.67% (2.13% – 2010).

The proceeds from sale of investments for the nine months ended 30 September 2011 was $197,793,000 (nil – 2010) and the gross realized gains that have been included in earnings as a result of those sales were $9,094,000 (nil – 2010).

As of 30 September 2011, gross unrealized losses resulting from market movements amounted to $535,000 ($206,000 – 31 December 2010) for government or government-guaranteed obligations. Comparative details as of 30 September 2011 and 31 December 2010 are as follows:

As of 30 September 2011

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$630,780,000	$ 492,000	$220,095,000	$ 43,000	$850,875,000	$ 535,000

continued

As of 31 December 2010

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$428,243,000	$ 206,000	$ –	$ –	$428,243,000	$ 206,000

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing". In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and not re-pledged.

NOTE E—LOANS

As of 30 September 2011 and 31 December 2010, outstanding loans to borrowers are as follows:

Borrower/Guarantor	30 September 2011	31 December 2010
Pakistan	$ 7,123,415,000	$ 7,054,459,000
Bangladesh	5,993,163,000	5,936,625,000
Viet Nam	3,643,713,000	3,324,517,000
Sri Lanka	2,711,545,000	2,679,933,000
Nepal	1,592,324,000	1,588,078,000
Others (individually less than 5% of total loans)	8,729,122,000	8,393,325,000
Total Outstanding Loans	29,793,282,000	28,976,937,000
Allowance for HIPC Debt Relief	(78,927,000)	(79,918,000)
Net Outstanding Loans	$ 29,714,355,000	$ 28,897,019,000

The principal amount outstanding of sovereign loans in non-accrual status as of 30 September 2011 was $644,236,000 ($614,788,000 – 31 December 2010) of which $394,221,000 ($349,616,000 – 31 December 2010) was overdue.

The undisbursed balance of approved loans, including approved but not yet effective loans, as of 30 September 2011 was $6,788,131,000 ($6,573,959,000 – 31 December 2010).

Credit Quality of Loans

ADF loans are provided for economic and social development of the less developed member countries, which generally have lower credit quality than OCR borrowers. ADB uses performance based allocation (PBA) system to allocate ADF resources fairly among the many competing needs in the region and to direct the funds to where they will be used most effectively. ADB regularly reviews the borrowers' debt sustaining capacity in determining the proportion of grant and loan that would be provided to each borrower.

The credit quality of ADF loans have been classified by mapping the external sovereign ratings of the borrowers to ADB's internal risk rating scale used for OCR loans.

continued

The credit quality of ADF loans are detailed as follows:

Risk Class	Risk Rating	30 September 2011	31 December 2010
Low credit risk	1–5 (AAA to BBB–)	$ 7,874,000	$ 7,632,000
Medium credit risk	6–11 (BB+ to B–)	24,524,019,000	23,847,756,000
High credit risk	12–14 (CCC+ to D)	5,261,389,000	5,121,549,000
Total		$ 29,793,282,000	$ 28,976,937,000

Provision for HIPC Debt Relief amounting to $82,350,000 relating to the Afghanistan debt relief under the HIPC initiative was recognized and charged to income in 2008. Of this amount, a total of $3,423,000 was written-off as the loan service payments of affected loans fell due. This brought the balance of Allowance for HIPC debt relief as of 30 September 2011 to $78,927,000 (See Note L).

NOTE F—RELATED PARTY TRANSACTIONS

As of 30 September 2011, ADF's outstanding payable to OCR represents the amount of administrative and operational expenses allocated to ADF pending settlement.

Included in other assets as of 30 September 2011 are receivable from trust funds of $841,000 ($512,000 – 31 December 2010) representing grant related transaction.

NOTE G—CONTRIBUTED RESOURCES

In May 2011, the Board of Governors approved the transfer of $120,000,000 from OCR's 2010 allocable net income to ADF.

In July 2011, ADB received a confirmation from the Government of Italy that the remaining balance of €342,000 ($494,000 equivalent) of Italy's promissory note received under ADF VI will no longer be used to fund any specific projects or trust funds. Consequently, said promissory note and corresponding amount recorded in "Deferred Credits" were considered exhausted.

As of 30 September 2011, contributions from 29 donors totaling $4,167,270,000 were committed for ADF X. Of these, $2,849,915,000, including amortized discount of $5,569,000 were received and recorded in "Contributed Resources."

NOTE H —ACCUMULATED COMPREHENSIVE LOSS

Comprehensive Income has two major components: revenue less than expenses (ADF-2) and other comprehensive income (loss) (ADF-3). Other Comprehensive Income (Loss) includes unrealized gains and losses on "Available for Sale" securities and translation adjustments of assets and liabilities not recognized in the Condensed Special Purpose Statement of Revenue and Expenses.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2011 and 2010:

	Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Accumulated Other Comprehensive Loss	
	2011	2010	2011	2010	2011	2010
Balance, 1 January	$ (3,211,402)	$ (2,847,594)	$ 101,399	$ 118,058	$ (3,110,003)	$ (2,729,536)
Changes from period activity	(401,327)	(1,061,220)	(4,270)	12,139	(405,597)	(1,049,081)
Balance, 30 September	**$ (3,612,729)**	**$ (3,908,814)**	**$ 97,129**	**$ 130,197**	**$ (3,515,600)**	**$ (3,778,617)**

continued

NOTE I—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charge from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and ADF.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, eight grants totaling $245,700,000 (18 grants totaling $370,000,000 and one supplementary grant for $27,000,000 – 2010) were approved and 31 grants totaling $912,510,000 (17 grants totaling $493,610,000 – 2010) became effective, net of $2,980,000 write back ($2,624,000 – 2010) of undisbursed commitments for completed grant projects. Total undisbursed grant commitments represent effective grants, which have not been disbursed, less cancellations.

The fair value of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE K—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments and securities purchased under resale arrangements

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and securities purchased under resale arrangements which are fair valued with significant market observable inputs. Included in Level 3 category are investments fair valued using unobservable inputs including prices provided by third parties such as independent pricing services, custodians, and asset managers. Market observable inputs, such as yield curves, foreign exchange rates, cross currency rates, and volatilities are applied to the models to determine fair value of investments. Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

continued

The fair value of the following financial assets of ADF as of 30 September 2011 and 31 December 2010 were reported based on the following:

	30 September 2011	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$ 4,406,699,000	$ 3,092,873,000	$ 1,313,825,000	$ –
Time deposits	1,692,872,000	–	1,692,872,000	–
Securities purchased under resale arrangement	354,384,000	–	354,384,000	–
Total assets at fair value	**$ 6,453,955,000**	**$ 3,092,873,000**	**$ 3,361,081,000**	**$ –**

	31 December 2010	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$ 3,431,376,000	$ 2,963,333,000	$ –	$ 468,043,000
Time deposits	1,837,433,000	–	1,837,433,000	–
Securities purchased under resale arrangement	340,811,000	–	340,811,000	–
Total assets at fair value	**$ 5,609,620,000**	**$ 2,963,333,000**	**$ 2,178,244,000**	**$ 468,043,000**

The table below provides the details of all inter-level transfers for the nine months ended 30 September 2011:

	Level 1	Level 2
Investments		
Government and government-guaranteed obligations		
Transfers (out of) into	$ (131,219,000)	$ 131,219,000

Government or government-guaranteed obligations totaling $131,219,000 were transferred from Level 1 to Level 2.

continued

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of 30 September 2011 and 31 December 2010 are as follows:

	Government and government-guaranteed obligations	
	30 September 2011	31 December 2010
Balance at beginning of period	$ 468,043,000	$ –
Total gains (losses) realized/unrealized		
Included in earnings (or changes in net assets)	(60,000)	18,000
Included in other comprehensive income	9,062,000	(6,577,000)
Purchases		141,854,000
Maturities	(212,311,000)	–
Transfers into Level 3		332,748,000
Transfers out of level 3	(264,734,000)	–
Balance at end of period	$ –	$ 468,043,000
The amount of total losses for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date.	$ –	$ –

Transfers into and out of Level 3 are primarily the result of refining ADB's valuation approach. All investment securities, including those under Level 3, are of high credit quality. The government or government-guaranteed obligations are largely floating rate notes and callable bonds with a credit quality rating from Standard and Poor's of AAA to AA–. These valuations are provided by an independent pricing source.

See Notes C, D, E, and J for discussions relating to investments, securities purchased under resale arrangement, loans, and undisbursed commitments. In all other cases, the carrying amounts of ADF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE L—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC debt relief initiative.

The HIPC debt relief initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC debt relief initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. As of 30 September 2011, Afghanistan is the only borrower that has requested and qualified for HIPC debt relief (See Note E).

NOTE M—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2011 through 22 November 2011, the date these Condensed Special Purpose Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Condensed Special Purpose Financial Statements as of 30 September 2011.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2011 and 31 December 2010
Expressed in Thousands of United States Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 2,777	$ 1,640
INVESTMENTS (Notes C and H)	370,748	357,140
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and H)	34,356	4,906
ACCRUED REVENUE	27	109
DUE FROM CONTRIBUTORS (Note G)	129,720	172,187
ADVANCES FOR GRANTS AND OTHER ASSETS (Note E)	18,823	10,824
TOTAL	**$ 556,451**	**$ 546,806**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 376	$ 125
UNDISBURSED COMMITMENTS (Note F)	276,076	298,595
TOTAL LIABILITIES	276,452	298,720
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	279,999	248,086
TOTAL	**$ 556,451**	**$ 546,806**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 79,769	$ 40,952
REVENUE FROM INVESTMENTS (Note C)	2,477	1,710
REVENUE FROM OTHER SOURCES—net	10	7
Total	82,256	42,669
EXPENSES		
Technical assistance—net (Note F)	54,743	74,583
Financial expenses	19	14
Total	54,762	74,597
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	27,494	(31,928)
EXCHANGE GAINS—net	4,419	12,441
INCREASE (DECREASE) IN NET ASSETS	31,913	(19,487)
NET ASSETS AT BEGINNING OF PERIOD	248,086	322,708
NET ASSETS AT END OF PERIOD	**$ 279,999**	**$ 303,221**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 119,740	$ 107,004
Interest on investments received	2,554	1,676
Net cash received from (paid for) other activities	10	(21)
Technical assistance disbursed	(75,725)	(69,110)
Financial expenses paid	(19)	(14)
Net Cash Provided by Operating Activities	46,560	39,535
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	8,046,315	6,047,093
Purchases of investments	(8,062,186)	(6,076,615)
Net payments for securities purchased under resale arrangement	(29,545)	(9,486)
Net Cash Used in Investing Activities	(45,416)	(39,008)
Effect of Exchange Rate Changes on Due from Banks	(7)	160
Net Increase in Due from Banks	1,137	687
Due from Banks at Beginning of Period	1,640	2,327
Due from Banks at End of Period	$ 2,777	$ 3,014

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2011 and 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2010 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2011 and 2010 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the Technical Assistance Special Fund (TASF). In conjunction with the ADF replenishment, the resolution provides for a replenishment of the TASF to finance technical assistance operations under the fund. Total replenishment size is SDR7,592,407,000, of which SDR2,665,765,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment became effective on 16 June 2009. As of 30 September 2011, ADB received instruments of contributions from 29 donors with a total amount equivalent to SDR2,578,687,000, including qualified contribution amounting to about SDR502,451,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements is effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. This update did not have a material impact on TASF's financial statements as of 30 September 2011.

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,"* which provides the consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and on the guidance on how to measure FV and on what to disclose about FV measurements. The amendments to the update do not require additional FV measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after 15 December 2011. ADB is currently assessing the impact of this update on TASF's financial statements.

continued

NOTE C—INVESTMENTS

All investment securities held by TASF are reported at fair value. Realized and unrealized gains and losses are included in "Revenue from investments." Time deposits are reported at cost which is a reasonable estimate of fair value.

Interest income on time deposits are recognized as realized and reported in revenue from investments.

All investments held as of 30 September 2011 and 31 December 2010 were in time deposits.

The annualized rate of return on the average investments held during the nine months ended 30 September 2011 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month was 0.95% (0.69% – 2010).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for the transfer of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

NOTE E—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. Under ADF IX and ADF X, a specific portion of the total contributions under each is to be allocated to TASF as third and fourth regularized replenishments, respectively. ADF receives the contributions from members and subsequently transfers the specified portion to TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other special funds and trust funds administered by ADB (Agency Trust Funds). Interfund accounts are settled on a regular basis between TASF and the other funds.

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

	30 September 2011	31 December 2010
Receivable from:		
Asian Development Fund	$ 9,384,000	$ –
Japan Special Fund	–	9,000
Regional Cooperation and Integration Fund	10,000	5,000
Agency Trust Funds—net	101,000	247,000
Total	$ 9,495,000	$ 261,000
Payable to:		
Ordinary capital resources	$ 280,000	$ 95,000
Japan Special Fund	18,000	–
Climate Change Fund	8,000	–
Total	$ 306,000	$ 95,000

Note: Receivable from agency trust funds is net of payable accounts totaling $70,000 ($31,000 – 31 December 2010).

continued

NOTE F—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2011, a net amount of $14,219,000 ($8,431,000 – 2010) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF X and the fourth regularized replenishment of TASF, contribution commitments from 29 donors totaling $328,169,000 were allocated to TASF. During the period, the fund received $75,119,000 from 29 donors as part of ADF X and the fourth regularized replenishment of TASF, leaving a total of $129,720,000[1] ($8,257,000 – ADF IX; $121,463,000 – ADF X) as "DUE FROM CONTRIBUTORS."

Total contributions for the nine months ended 30 September 2011 comprise the fourth regularized replenishment of TASF amounting to $39,699,000, direct and voluntary contribution of Pakistan amounting to $70,000 and allocation of $40,000,000 from OCR's 2010 net income.

NOTE H—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments and securities purchased under resale arrangements

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and securities purchased under resale arrangements which are fair valued with significant market observable inputs.

[1] US dollar equivalent at 30 September 2011 exchange rates.

continued

The fair value of the following financial assets of TASF as of 30 September 2011 and 31 December 2010 were reported based on the following:

		Fair Value Measurements		
	30 September 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 370,748,000	$ –	$ 370,748,000	$ –
Securities purchased under resale arrangement	34,356,000	–	34,356,000	–
Total assets at fair value	**$ 405,104,000**	**$ –**	**$ 405,104,000**	**$ –**

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 357,140,000	$ –	$ 357,140,000	$ –
Securities purchased under resale arrangement	4,906,000	–	4,906,000	–
Total assets at fair value	**$ 362,046,000**	**$ –**	**$ 362,046,000**	**$ –**

See Notes C, D, and F for discussions relating to investments, securities purchased under resale arrangement, and undisbursed commitments. In all other cases, the carrying amounts of TASF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2011 through 22 November 2011, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Condensed Financial Statements as of 30 September 2011.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2011 and 31 December 2010
Expressed in Thousands of United States Dollars

	30 September (Unaudited)			31 December		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 569	$ 3,365	$ 3,934	$ 70	$ 285	$ 355
INVESTMENTS (Notes C and G)	36,128	98,544	134,672	36,582	121,364	157,946
ACCRUED REVENUE	2	5	7	3	12	15
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D) [1]	–	3,898	3,898	–	3,974	3,973
TOTAL [1]	**$ 36,699**	**$ 105,812**	**$ 142,511**	**$ 36,655**	**$ 125,635**	**$ 162,289**
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D) [1]	$ –	$ 93	$ 93	$ 1	$ 313	$ 313
UNDISBURSED COMMITMENTS						
Technical assistance (Note E)	–	50,049	50,049	–	72,512	72,512
TOTAL LIABILITIES [1]	–	50,142	50,142	1	72,825	72,825
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted Balances						
Unrestricted	–	55,670	55,670	–	52,810	52,810
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	55,670	83,869	28,199	52,810	81,009
Net Accumulated Investment Income						
Temporarily restricted	8,500	–	8,500	8,455	–	8,455
	36,699	55,670	92,369	36,654	52,810	89,464
TOTAL [1]	**$ 36,699**	**$ 105,812**	**$ 142,511**	**$ 36,655**	**$ 125,635**	**$ 162,289**

[1] Numbers may not sum precisely because of elimination of interfund account ($1,000 – 31 December 2010).

The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)			2010 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 173	$ 173	$ –	$ 291	$ 291
REVENUE FROM OTHER SOURCES	–	11	11	0	13	13
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	0	–	0	–	–	–
Total	0	184	184	0	304	304
EXPENSES						
Technical assistance—net (Note E)	–	(2,903)	(2,903)	–	16,169	16,169
Administrative expenses and financial expenses	0	220	220	–	446	446
Total	0	(2,683)	(2,683)	–	16,615	16,615
REVENUE IN EXCESS OF (LESS THAN) EXPENSES	–	2,867	2,867	–	(16,311)	(16,311)
EXCHANGE LOSSES—net	–	(7)	(7)	–	(2)	(2)
INCREASE (DECREASE) IN UNRESTRICTED NET ASSETS	–	2,860	2,860	–	(16,313)	(16,313)
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	45	–	45	68	–	68
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	(0)	–	(0)	–	–	–
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	45	–	45	68	–	68
INCREASE (DECREASE) IN NET ASSETS	45	2,860	2,905	68	(16,313)	(16,245)
NET ASSETS AT BEGINNING OF PERIOD	36,654	52,810	89,464	36,563	67,841	104,404
NET ASSETS AT END OF PERIOD	**$ 36,699**	**$ 55,670**	**$ 92,369**	**$ 36,631**	**$ 51,528**	**$ 88,159**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)			2010 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 48	$ 180	$ 228	$ 69	$ 289	$ 358
Technical assistance disbursed	(1)	(19,617)	(19,618)	(7)	(28,043)	(28,050)
Administrative and financial expenses paid	(0)	(310)	(310)	–	(614)	(614)
Net cash received from other sources	0	8	8	0	10	10
Net Cash Provided by (Used in) Operating Activities	47	(19,739)	(19,692)	62	(28,358)	(28,296)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments	1,661,648	3,929,570	5,591,218	1,369,376	2,952,092	4,321,468
Purchases of investments	(1,661,196)	(3,906,751)	(5,567,947)	(1,368,945)	(2,920,884)	(4,289,829)
Net Cash Provided by Investing Activities	452	22,819	23,271	431	31,208	31,639
Effect of Exchange Rate Changes on Due from Banks	–	0	0	–	0	0
Net Increase in Due from Banks	499	3,080	3,579	493	2,850	3,343
Due from Banks at Beginning of Period	70	285	355	77	315	392
Due from Banks at End of Period	$ 569	$ 3,365	$ 3,934	$ 570	$ 3,165	$ 3,735

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2011 and 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2010 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2011 and 2010 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements is effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. This update did not have a material impact on JSF's financial statements as of 30 September 2011.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,"* which provides the consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and on the guidance on how to measure FV and on what to disclose about FV measurements. The amendments to the update do not require additional FV measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after 15 December 2011. ADB is currently assessing the impact of this update on JSF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by JSF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts in revenue from investments.

The annualized rates of return on the average investments held under Asian Currency Crisis Support Facility (ACCSF) and JSF during the nine months ended 30 September 2011, based on the portfolio held at the beginning and end of each month, were 0.17% and 0.22%, respectively (0.25% and 0.27%, respectively – 2010).

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to JSF are settled on a regular basis with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

		30 September 2011	31 December 2010
Amounts Receivable by:			
JSF from:	ACCSF	$ –	$ 1,000
	TASF	17,000	–
	Total	$ 17,000	$ 1,000
Amounts Payable by:			
JSF to:	OCR	$ 78,000	$ 134,000
	TASF	–	9,000
	RCIF	–	94,000
	Agency Trust Funds—net	4,000	15,000
	Total	$ 82,000	$ 252,000
ACCSF to:	JSF	$ –	$ 1,000

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2011, an amount of $3,603,000 ($7,160,000 – 2010) was written back as a reduction in TA. None of these amounts corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA that has not been disbursed.

NOTE F—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 September 2011, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $28,199,000 ($28,199,000 – 31 December 2010).

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market

continued

corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments which are fair valued with significant market observable inputs.

The fair value of the following financial assets of JSF as of 30 September 2011 and 31 December 2010 were reported based on the following:

		Fair Value Measurements		
	30 September 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or government-guaranteed obligations	$ 4,997,000	$ 2,998,000	$ 1,999,000	$ –
Time deposits	129,675,000	–	129,675,000	–
Total assets at fair value	**$ 134,672,000**	**$ 2,998,000**	**$ 131,674,000**	**$ –**

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 157,946,000	$ –	$ 157,946,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of JSF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2011 through 22 November 2011, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's Condensed Financial Statements as of 30 September 2011.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2011 and 31 December 2010
Expressed in Thousands of United States Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 957	$ 819
INVESTMENTS (Notes C and E)	900	–
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and E)	10,411	4,293
PROPERTY, FURNITURE, AND EQUIPMENT	173	107
DUE FROM CONTRIBUTORS	–	8,616
OTHER ASSETS	2,526	2,914
TOTAL	**$ 14,967**	**$ 16,749**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note H)	$ 8,626	$ 7,833
UNCOMMITTED BALANCES (ADBI-2), represented by: Unrestricted net assets	6,341	8,916
TOTAL	**$ 14,967**	**$ 16,749**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)		2010 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS (Note F)		$ 8,884		$ 8,368
REVENUE				
From rental (Note G)		374		375
From investments (Note C)		4		3
From other sources—net		47		1
Total		9,309		8,747
EXPENSES				
Administrative expenses	$ 8,412		$ 7,940	
Program expenses	4,179	12,591	3,192	11,132
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES		(3,282)		(2,385)
EXCHANGE GAINS—net		175		250
TRANSLATION ADJUSTMENTS		532		629
DECREASE IN UNRESTRICTED NET ASSETS		(2,575)		(1,506)
NET ASSETS AT BEGINNING OF PERIOD		8,916		7,262
NET ASSETS AT END OF PERIOD		**$ 6,341**		**$ 5,756**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 17,336	$ 16,323
Interest on investments received	3	3
Expenses paid	(11,360)	(11,046)
Others—net	597	626
Net Cash Provided by Operating Activities	6,576	5,906
CASH FLOWS FROM INVESTING ACTIVITIES		
Net payments for securities purchased under resale arrangements	(6,219)	(5,242)
Effect of Exchange Rate Changes on Due from Banks	(219)	(127)
Net Increase in Due from Banks	138	537
Due from Banks at Beginning of Period	819	453
Due from Banks at End of Period	$ 957	$ 990

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2011 and 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2010 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2011 and 2010 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The functional currency of Asian Development Bank Institute (the Institute) is Japanese yen. To date, contributions from Japan and Australia have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,"* which provides the consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and on the guidance on how to measure FV and on what to disclose about FV measurements. The amendments to the update do not require additional FV measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after 15 December 2011. The Institute is currently assessing the impact of this update on ADBI's financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at fair value. Realized and unrealized gains and losses are included in "Revenue from investments."

Interest income on investment securities are recognized as realized and reported net of amortizations of premiums and discounts in "Revenue from investments."

The annualized rate of return on the average investments held during the nine months ended 30 September 2011 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.05% (0.06% – 2010).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The Institute accounts for transfer of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

continued

NOTE E—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments and securities purchased under resale arrangements

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and securities purchased under resale arrangements which are fair valued with significant market observable inputs.

The fair value of the following financial assets of ADBI as of 30 September 2011 and 31 December 2010 were reported based on the following:

		Fair Value Measurements		
	30 September 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Government or government-guaranteed obligations	$ 900,000		$ 900,000	
Securities purchased under resale arrangement	10,411,000	$ –	10,411,000	$ –
Total	$ 11,311,000	$ –	$ 11,311,000	$ –

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$ 4,293,000	$ –	$ 4,293,000	$ –

See Notes C and D for discussions relating to investments and securities purchased under resale arrangement. In all other cases, the carrying amounts of ADBI's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

continued

NOTE F—CONTRIBUTIONS

In June 2011, the Governments of Australia and Japan committed its 2nd and 17th contribution to the Institute, respectively.

NOTE G—REVENUE FROM RENTAL

Revenue from rental consists of sublease rental income totaling $374,000 ($375,000 – 2010) received according to a space sharing agreement with the Japan Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and were negotiated at arm's length.

NOTE H—DUE TO ORDINARY CAPITAL RESOURCES

Accounts payable and other liabilities include amounts due to ordinary capital resources of $133,000 and $267,000 at 30 September 2011 and 31 December 2010, respectively. The payable resulted from transactions in the normal course of business.

NOTE I—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2011 through 22 November 2011, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADBI's Condensed Financial Statements as of 30 September 2011.

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2011 and 31 December 2010
Expressed in Thousands of United States Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 6,875	$ 295
INVESTMENTS (Notes C and F)	–	19,042
ADVANCES FOR GRANTS	–	5,546
TOTAL	**$ 6,875**	**$ 24,883**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 232
UNDISBURSED COMMITMENTS (Note E)	–	22,021
TOTAL LIABILITIES	–	22,253
UNCOMMITTED BALANCES (ATF-2), represented by:		
Unrestricted net assets	6,875	2,630
TOTAL	**$ 6,875**	**$ 24,883**

The accompanying notes are an integral part of these condensed financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 3	$ 126
From other sources	1	3
Total	4	129
EXPENSES		
Grants (Note E)	(4,644)	–
Administrative expenses (Note D)	348	1,161
Financial expenses	0	1
Total	(4,296)	1,162
REVENUE IN EXCESS OF (LESS THAN) EXPENSES	4,300	(1,033)
EXCHANGE LOSSES—net	(55)	(37)
INCREASE (DECREASE) IN NET ASSETS	4,245	(1,070)
NET ASSETS AT BEGINNING OF PERIOD	2,630	4,531
NET ASSETS AT END OF PERIOD	**$ 6,875**	**$ 3,461**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 3	$ 128
Grants disbursed	(11,893)	(42,690)
Administrative and financial expenses paid	(573)	(1,442)
Net cash received from other sources	1	3
Net Cash Used in Operating Activities	(12,462)	(44,001)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	164,817	8,047,267
Purchases of investments	(145,775)	(7,992,895)
Net Cash Provided by Investing Activities	19,042	54,372
Net Increase in Due from Banks	6,580	10,371
Due from Banks at Beginning of Period	295	449
Due from Banks at End of Period	$ 6,875	$ 10,820

The accompanying notes are an integral part of these condensed financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2011 and 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2010 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2011 and 2010 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Tsunami Fund (ATF) was terminated on 31 December 2010 and all projects were financially completed as of 30 September 2011.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements is effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. This update did not have a material impact on ATF's financial statements as of 30 September 2011.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,"* which provides the consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and on the guidance on how to measure FV and on what to disclose about FV measurements. The amendments to the update do not require additional FV measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after 15 December 2011. ADB is currently assessing the impact of this update on ATF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by ATF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on time deposits are recognized as realized and reported in revenue from investments.

All investments held as of 31 December 2010 were in time deposits. Following its termination, ATF's time deposits were fully withdrawn in January 2011. Thus, the annualized rate of return on the average investments held during the three months ended 31 March 2011, and the nine month ended 30

continued

September 2010, based on the portfolio held at the beginning and end of each month, were 0.14% and 0.24%, respectively.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to ATF are settled on a regular basis with OCR and the other funds. Grants programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the ATF. The service fee is currently 2% of the amount disbursed for grants and investment projects. As of 30 September 2011, there was no payable to OCR ($225,000- 31 December 2010).

NOTE E—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2011 and 2010, no new grants were approved and made effective, and a total of $4,644,000 was written back (nil – 2010).

As of 30 September 2011, all projects were financially completed. Total undisbursed commitments are denominated in United States dollars and represent effective grants which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments which are fair valued with significant market observable inputs.

continued

Following its termination, ATF has no investment balance as of 30 September 2011. As of 31 December 2010, the fair value of its investments was reported based on the following:

		Fair Value Measurements		
	Total	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Market Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Investments				
Time deposits	$ 19,042,000	$ –	$ 19,042,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of ATF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2011 through 22 November 2011, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ATF's Condensed Financial Statements as of 30 September 2011.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2011 and 31 December 2010
Expressed in Thousands of United States Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 6,819	$ 470
INVESTMENTS (Notes C and F)	18,785	30,322
ACCRUED REVENUE	23	57
ADVANCES FOR GRANTS	4,066	7,130
TOTAL	**$ 29,693**	**$ 37,979**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 51	$ 61
UNDISBURSED COMMITMENTS (Note E)	24,934	33,980
TOTAL LIABILITIES	24,985	34,041
UNCOMMITTED BALANCES (PEF-2), represented by:		
Unrestricted net assets	4,708	3,938
TOTAL	**$ 29,693**	**$ 37,979**

The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 847	$ 943
From other sources	142	131
Total	989	1,074
EXPENSES		
Technical assistance (Note E)	(220)	–
Administrative and financial expenses (Note D)	176	251
Total	(44)	251
REVENUE IN EXCESS OF EXPENSES	1,033	823
EXCHANGE LOSSES—net	(263)	(534)
INCREASE IN NET ASSETS	770	289
NET ASSETS AT BEGINNING OF PERIOD	3,938	3,314
NET ASSETS AT END OF PERIOD	**$ 4,708**	**$ 3,603**

The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 881	$ 955
Net cash received from other sources	142	131
Grants and technical assistance disbursed	(5,762)	(16,644)
Administrative and financial expenses paid	(187)	(292)
Net Cash Used in Operating Activities	(4,926)	(15,850)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	506,639	781,119
Purchases of investments	(495,304)	(757,577)
Net Cash Provided by Investing Activities	11,335	23,542
Effect of Exchange Rate Changes on Due from Banks	(60)	(63)
Net Increase in Due from Banks	6,349	7,629
Due from Banks at Beginning of Period	470	551
Due from Banks at End of Period	$ 6,819	$ 8,180

The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2011 and 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2010 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2011 and 2010 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Pakistan Earthquake Fund (PEF) was terminated on 30 June 2011, but actions necessary to wind up its activities will continue after its termination.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements is effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. This update did not have a material impact on PEF's financial statements as of 30 September 2011.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,"* which provides the consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and on the guidance on how to measure FV and on what to disclose about FV measurements. The amendments to the update do not require additional FV measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after 15 December 2011. ADB is currently assessing the impact of this update on PEF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by PEF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on time deposits are recognized as realized and reported in revenue from investments.

All investments held as of 30 September 2011 and 31 December 2010 were in time deposits.

The annualized rate of return on the average investments held during the nine months ended 30 September 2011, based on the portfolio held at the beginning and end of each month, was 4.14% (3.83% – 2010).

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to PEF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the PEF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 30 September 2011, $51,000 was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2011, no TA or grants became effective and $220,000 undisbursed amounts were written back (nil – 2010).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs/grants which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments which are fair valued with significant market observable inputs.

continued

The fair value of the following financial assets of PEF as of 30 September 2011 and 31 December 2010 were reported based on the following:

		Fair Value Measurements		
	30 September 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 18,785,000	$ –	$ 18,785,000	$ –

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 30,322,000	$ –	$ 30,322,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of PEF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2011 through 22 November 2011, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the PEF's Condensed Financial Statements as of 30 September 2011.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2011 and 31 December 2010
Expressed in Thousands of United States Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,881	$ 137
INVESTMENTS (Notes C and F)	27,771	37,421
ACCRUED REVENUE	1	3
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	2,052	2,268
TOTAL	**$ 31,705**	**$ 39,829**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 85	$ 55
UNDISBURSED COMMITMENTS (Note E)	26,353	29,392
TOTAL LIABILITIES	26,438	29,447
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Unrestricted net assets	5,267	10,382
TOTAL	**$ 31,705**	**$ 39,829**

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS	$ –	$ 10,000
REVENUE		
From investments (Note C)	48	100
From other sources—net	0	1
Total	48	10,101
EXPENSES		
Technical assistance (Note E)	4,767	8,937
Administrative expenses (Note D)	391	197
Total	5,158	9,134
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(5,110)	967
EXCHANGE (LOSSES) GAINS—net	(5)	4
(DECREASE) INCREASE IN NET ASSETS	(5,115)	971
NET ASSETS AT BEGINNING OF PERIOD	10,382	12,537
NET ASSETS AT END OF PERIOD	**$ 5,267**	**$ 13,508**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 10,000
Interest on investments received	52	122
Technical assistance disbursed	(7,553)	(4,958)
Administrative and financial expenses paid	(404)	(235)
Net cash received from other sources	0	1
Net Cash (Used in) Provided by Operating Activities	(7,905)	4,930
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	631,632	341,579
Purchases of Investments	(621,983)	(345,197)
Net Cash Provided by (Used in) Investing Activities	9,649	(3,618)
Net Increase in Due From Banks	1,744	1,312
Due from Banks at Beginning of Period	137	270
Due from Banks at End of Period	$ 1,881	$ 1,582

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2011 and 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2010 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2011 and 2010 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements is effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. This update did not have a material impact on RCIF's financial statements as of 30 September 2011.

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,"* which provides the consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and on the guidance on how to measure FV and on what to disclose about FV measurements. The amendments to the update do not require additional FV measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after 15 December 2011. ADB is currently assessing the impact of this update on RCIF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by RCIF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on time deposits are recognized as realized and reported in revenue from investments.

All investments held as of 30 September 2011 and 31 December 2010 were in time deposits.

The annualized rate of return on the average investments held during the nine months ended 30 September 2011, based on the portfolio held at the beginning and end of each month, was 0.21% (0.39% – 2010).

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to RCIF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

	30 September 2011		31 December 2010	
Receivable from:				
Japan Special Fund	$	–	$	94,000
Payable to:				
Ordinary capital resources	$	64,000	$	44,000
Technical Assistance Special Fund		10,000		5,000
Agency Trust Funds—net		11,000		–
Total	$	85,000	$	49,000

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2011, there were five TAs totaling $5,000,000 (nine TAs and one supplementary approval totaling $8,950,000 – 2010) which became effective, and $233,000 undisbursed amounts were written back ($13,000 – 2010).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments which are fair valued with significant market observable inputs.

The fair value of the following financial assets of RCIF as of 30 September 2011 and 31 December 2010 were reported based on the following:

		Fair Value Measurements		
	30 September 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 27,771,000	$ –	$ 27,771,000	$ –

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 37,421,000	$ –	$ 37,421,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of RCIF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2011 through 22 November 2011, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's Condensed Financial Statements as of 30 September 2011.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2011 and 31 December 2010
Expressed in Thousands of United States Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,689	$ 175
INVESTMENTS (Notes C and F)	37,408	43,445
ACCRUED REVENUE	1	3
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS	1,413	1,150
TOTAL	**$ 40,511**	**$ 44,773**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 46	$ 59
UNDISBURSED COMMITMENTS (Note E)	23,247	25,578
TOTAL LIABILITIES	23,293	25,637
UNCOMMITTED BALANCES (CCF-2), represented by: Unrestricted net assets	17,218	19,136
TOTAL	**$ 40,511**	**$ 44,773**

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS	$ –	$ 10,000
REVENUE		
From investments (Note C)	60	116
From other sources	0	0
Total	60	10,116
EXPENSES		
Technical assistance (Note E)	1,696	17,200
Administrative and financial expenses (Note D)	282	392
Total	1,978	17,592
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(1,918)	(7,476)
EXCHANGE LOSSES—net	(0)	(1)
DECREASE IN NET ASSETS	(1,918)	(7,477)
NET ASSETS AT BEGINNING OF PERIOD	19,136	26,702
NET ASSETS AT END OF PERIOD	**$ 17,218**	**$ 19,225**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 10,000
Interest on investments received	63	141
Technical assistance disbursed	(4,283)	(3,101)
Administrative and financial expenses paid	(303)	(460)
Cash received from other activities	0	0
Net Cash (Used in) Provided by Operating Activities	(4,523)	6,580
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	788,821	532,561
Purchases of investments	(782,784)	(537,691)
Net Cash Provided by (Used in) Investing Activities	6,037	(5,130)
Net Increase in Due From Banks	1,514	1,450
Due from Banks at Beginning of Period	175	209
Due from Banks at End of Period	$ 1,689	$ 1,659

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2011 and 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2010 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2011 and 2010 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements is effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. This update did not have a material impact on CCF's financial statements as of 30 September 2011.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,"* which provides the consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and on the guidance on how to measure FV and on what to disclose about FV measurements. The amendments to the update do not require additional FV measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after 15 December 2011. ADB is currently assessing the impact of this update on CCF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by CCF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on time deposits are recognized as realized and reported in revenue from investments.

All investments held as of 30 September 2011 and 31 December 2010 were in time deposits.

The annualized rate of return on the average investments held during the nine months ended 30 September 2011, based on the portfolio held at the beginning and end of each month, was 0.21% (0.40% – 2010).

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to CCF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 30 September 2011, $43,000 ($53,000 – 31 December 2010) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2011, one grant and one TA supplementary approval totaling $2,000,000 (six TAs, two supplementary TA approvals and three grants totaling $17,200,000 – 2010) became effective, and $304,000 undisbursed amounts were written back (nil – 2010).

Total undisbursed commitments are denominated in United States dollars and represent effective TA and grants which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments which are fair valued with significant market observable inputs.

continued

The fair value of the following financial assets of CCF as of 30 September 2011 and 31 December 2010 were reported based on the following:

		Fair Value Measurements		
	30 September 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 37,408,000	$ –	$ 37,408,000	$ –

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 43,445,000	$ –	$ 43,445,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of CCF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2011 through 22 November 2011, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's Condensed Financial Statements as of 30 September 2011.

APDRF-1

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2011 and 31 December 2010
Expressed in Thousands of United States Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 4,349	$ 7,411
INVESTMENTS (Notes C and F)	20,156	20,128
ACCRUED REVENUE	0	2
ADVANCES FOR GRANTS	8,941	6,002
TOTAL	**$ 33,446**	**$ 33,543**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 63
UNDISBURSED COMMITMENTS (Note E)	12,000	6,000
TOTAL LIABILITIES	12,000	6,063
UNCOMMITTED BALANCES (APDRF-2), represented by:		
Unrestricted net assets	21,446	27,480
TOTAL	**$ 33,446**	**$ 33,543**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 27	$ 53
From other sources	1	1
Total	28	54
EXPENSES		
Grants (Note E)	6,000	2,500
Administrative and financial expenses	0	20
Total	6,000	2,520
REVENUE LESS THAN EXPENSES	(5,972)	(2,466)
EXCHANGE LOSSES—net	(62)	–
DECREASE IN NET ASSETS	(6,034)	(2,466)
NET ASSETS AT BEGINNING OF PERIOD	27,480	33,052
NET ASSETS AT END OF PERIOD	**$ 21,446**	**$ 30,586**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2011 and 2010
Expressed in Thousands of United States Dollars

	2011 (Unaudited)	2010 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 28	$ 53
Cash received from other sources	1	1
Grants disbursed	(3,000)	(2,500)
Administrative and financial expenses paid	(63)	(13)
Net Cash Used in Operating Activities	(3,034)	(2,459)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	1,138,172	1,345,353
Purchases of investments	(1,138,200)	(1,335,905)
Net Cash (Used in) Provided by Investing Activities	(28)	9,448
Net Decrease in Due From Banks	(3,062)	6,989
Due from Banks at Beginning of Period	7,411	3,501
Due from Banks at End of Period	$ 4,349	$ 10,490

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2011 and 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2010 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2011 and 2010 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements is effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. This update did not have a material impact on APDRF's financial statements as of 30 September 2011.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,"* which provides the consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and on the guidance on how to measure FV and on what to disclose about FV measurements. The amendments to the update do not require additional FV measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after 15 December 2011. ADB is currently assessing the impact of this update on APDRF's financial statements.

NOTE C—INVESTMENTS

All investment securities held by APDRF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on time deposits are recognized as realized and reported in revenue from investments.

All investments held as of 30 September 2011 and 31 December 2010 were in time deposits.

The annualized rate of return on the average investments held during the nine months ended 30 September 2011, based on the portfolio held at the beginning and end of each month, was 0.15% (0.26% – 2010).

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to APDRF are settled on a regular basis with OCR and the other funds. Grants programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for grants and investment projects. As of 30 September 2011, there was no payable to OCR ($56,000 – 31 December 2010).

NOTE E—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2011, there were two grants totaling $6,000,000 which became effective (one grant amounting to $2,500,000 – 2010), and no undisbursed amounts were written back.

Total undisbursed commitments are denominated in United States dollars and represent effective grants which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments which are fair valued with significant market observable inputs.

continued

The fair value of the following financial assets of APDRF as of 30 September 2011 and 31 December 2010 were reported based on the following:

	30 September 2011	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 20,156,000	$ –	$ 20,156,000	$ –

	31 December 2010	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 20,128,000	$ –	$ 20,128,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of APDRF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2011 through 22 November 2011, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's Condensed Financial Statements as of 30 September 2011.